QuickLinks -- Click here to rapidly navigate through this document
PROSPECTUS	July 2, 2002

2,000,000

Common Shares

        The 2,000,000 shares of common stock are being offered by the selling stockholders identified in this prospectus.

        We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of these shares.

        Our common stock is quoted on the Nasdaq National Market under the symbol MCRI. On July 1, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $12.94 per share.

        See "Risk factors" beginning on page 5 for a discussion of certain factors that should be considered by prospective investors in the common stock.

        None of the Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission or the Nevada State Gaming Control Board has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$12.50	$0.65625	$11.84375	(1)
Total	$25,000,000	$1,312,500	$23,687,500	(1)

(1)
In addition, the selling stockholders are paying certain fees of $0.16875 per share totalling $337,500.

        You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

        Unless the context indicates otherwise, all references to "Monarch," "we," "our," "ours" and "us" refer to Monarch Casino & Resort, Inc. and its consolidated subsidiary, Golden Road Motor Inn, Inc.

        The underwriters expect to deliver the shares to purchasers on or about July 8, 2002.

Hibernia Southcoast Capital	The Seidler Companies Incorporated

PROSPECTUS SUMMARY

        The following is only a summary of certain information in this prospectus. You should read the entire prospectus, including "Risk factors" and our consolidated financial statements and related notes, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

MONARCH CASINO & RESORT, INC.

General

        We own and operate the tropically-themed Atlantis Casino Resort, or the Atlantis, which is located approximately three miles south of downtown in the generally more affluent and rapidly growing southwest area of Reno, Nevada. The Atlantis contains approximately 51,000 square feet of casino space interspersed with waterfalls, giant artificial palm trees, thatched-roof huts, and other tropical decor; a hotel and a motor lodge with 980 guest rooms; nine food outlets; a nightclub; an enclosed pool with waterfall; an outdoor pool; a health spa; two retail outlets offering traditional gift shop merchandise and clothing; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

        The Reno-Sparks Convention Center is located across the street from the Atlantis, the only hotel-casino within easy walking distance. The Reno-Sparks Convention Center is currently undergoing a $105 million expansion and renovation, scheduled to be completed in late July 2002, that will increase its exhibition, meeting room, ballroom, and lobby space from approximately 380,000 to approximately 600,000 square feet.

  •
  Atlantis Casino.  The Atlantis casino offers approximately 1,500 slot and video poker machines; 37 table games, including blackjack, craps, roulette, Let it Ride™, Three Card Poker™, Fortune Pai Gow Poker™, and Royal Match™; a race and sports book (which is operated by an unaffiliated party pursuant to a lease arrangement with us); keno; and a poker room. The Atlantis offers what we believe are higher than average payout rates on slot machines relative to other northern Nevada casinos and has adopted liberal rules for its blackjack games, including the use of single decks of cards at many tables and allowing players to "double down" on the first two cards. We seek to attract high-end players through high quality amenities and services and by extension of gaming credit after a careful credit history evaluation.

  •
  Hotel and Motor Lodge.  The Atlantis includes three contiguous high-rise hotel towers with 831 rooms and suites, and a low-rise motor lodge with another 149 rooms, for a total of 980 guest rooms. The rooms on the top seven floors in the newest tower are nearly 20% larger than the standard guest rooms and offer private elevator access, upscale accommodations, and a private concierge service. The Atlantis hotel rooms feature upbeat, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms have eight-foot ceilings), which create an open and spacious feel. The 149-room motor lodge is a two-story structure located adjacent to the hotel. The motor lodge rooms, which are also decorated and furnished consistently with the Atlantis' tropical theme, are smaller than the hotel tower rooms and have standard eight-foot ceilings. We believe the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience and amenities of a first-class hotel-casino resort.

  •
  Restaurants and Dining.  The Atlantis has six restaurants, one snack bar and soda fountain, and two gourmet coffee bars, as described below.

  •
  The 640-seat Toucan Charlie's Buffet & Grill, the largest buffet style restaurant in Reno, offers a wide variety of standard hot food selections, salads and seafood; specialty substations featuring made to order items such as Mongolian barbecue, fresh Southwest and Asian specialties, and meats roasted in wood-fired rotisserie ovens; and two salad stations

    •
    The aquatic-themed 135-seat Atlantis Seafood Steakhouse gourmet restaurant

    •
    The upscale, 230-seat MonteVigna Italian Ristorante, featuring a centrally located wine cellar and seasonal outdoor terrace

    •
    The 85-seat Oyster Bar restaurant offering fresh seafood, soups and bisques made to order

    •
    The 178-seat 24-hour Purple Parrot coffee shop

    •
    The 104-seat Café Alfresco restaurant serving pizzas prepared in a wood-fired, brick oven

    •
    Two gourmet coffee bars, both offering specialty coffee drinks and pastries and desserts made fresh daily in the Atlantis bakery

    •
    A snack bar and soda fountain serving ice cream and arcade-style refreshments

    The numbers of customers served in our restaurants and banquet, convention and meeting room facilities, or covers, in 2001, 2000, and 1999 were approximately 2,000,000, 2,000,000 and 1,700,000, respectively.

  •
  The Sky Terrace.  The Sky Terrace is a unique structure with a diamond-shaped, blue glass body suspended approximately 55 feet above street level and spanning 160 feet across South Virginia Street. The Sky Terrace connects the Atlantis with additional parking on a 16-acre site owned by us. The structure rests at each end on two 100-foot tall Grecian columns with no intermediate support pillars. The tropically-themed interior of the Sky Terrace contains the Oyster Bar, one of the gourmet coffee and pastry bars with adjacent table seating, a video poker bar, banks of slot machines, and a lounge area with oversized leather sofas and chairs.

Business Strategy

        The principal aspects of our business strategy are:

  •
  Appeal to middle to upper-middle income Reno area residents and leisure travelers

  •
  Emphasize slot machine play

  •
  Capitalize on Atlantis' location to attract conventioneers

  •
  Offer service, value and an appealing theme

  •
  Focus on repeat customers

  •
  Utilize hands-on management of operations, costs and efficiencies.

Marketing Strategy

        Our revenues and operating income are largely dependent on the level of gaming activity at the Atlantis. Our predominant marketing goal is therefore to attract gaming customers. Our secondary goal is to maximize revenues from our hotel, restaurants, cocktail lounges, convention and meeting rooms and other amenities. Our marketing efforts are directed toward three broad consumer groups: Reno area residents, leisure travelers, and conventioneers.

Reno-Lake Tahoe Visitor Market

        Reno is Nevada's third largest city and is located in the northern part of the state, approximately 31 miles from Lake Tahoe, 231 miles from San Francisco, 134 miles from Sacramento, 579 miles from Portland, 475 miles from Los Angeles and 441 miles from Las Vegas. The Reno gaming market includes both local residents and Reno-Lake Tahoe area visitors. According to the Nevada State Gaming Control Board, the Reno gaming market generated approximately $1.0 billion in gaming revenues for calendar year 2001. The Reno-Sparks Convention and Visitors Authority reported that the Reno market had an estimated 76.9% average hotel occupancy rate for approximately 20,000 hotel rooms in 2001.

        The population of Washoe County, which includes the greater Reno area, is approximately 336,000. Reno is a popular resort destination that attracts visitors year round from throughout the United States and Canada. Nearby Lake Tahoe is an internationally recognized ski and recreation area. In addition, there is an abundance of outdoor recreational activities around the Reno metropolitan area, such as golf, fishing, swimming, boating, hunting, white water rafting and hiking. According to the Reno-Sparks Convention and Visitors Authority, more than 5.2 million people visited the Reno area during the twelve months ended June 30, 2001.

Recent Event

        On May 24, 2002, we dismissed Arthur Andersen LLP and engaged Deloitte & Touche LLP as our independent auditors.

        We were incorporated in Nevada in June 1993. Our executive offices are located at 1175 W. Moana Lane, Suite 200, Reno, Nevada 89509 and our telephone number is (775) 825-3355. Our World Wide Web address is http://www.monarchcasino.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	2,000,000 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholders.
Nasdaq National Market symbol	MCRI

SUMMARY HISTORICAL FINANCIAL DATA

        You should read this summary historical financial data together with "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes to the consolidated financial statements included elsewhere in this prospectus. The results of operations for the three months ended March 31, 2002 should not be regarded as indicative of results for the full year.

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands, except per share data)
Income statement data
Net revenues	$25,796	$23,743	$104,516	$96,916	$78,866
Income from operations	3,506	2,324	14,132	9,550	3,798
Net income (loss)	1,585	302	4,602	960	(585)
Net income (loss) per share
Basic	$0.17	$0.03	$0.49	$0.10	$(0.06)
Diluted	$0.17	$0.03	$0.49	$0.10	$(0.06)
Weighted average shares outstanding
Basic	9,436	9,436	9,436	9,436	9,436
Diluted	9,503	9,474	9,480	9,477	9,436

Other data
EBITDA(1)	$6,055	$4,797	$24,192	$19,512	$11,720
	March 31, 2002	December 31, 2001
	(unaudited)
	(in thousands)
Balance sheet data
Cash	$7,909	$8,386
Net property and equipment	104,317	104,795
Total assets	118,723	121,064
Current maturities of long-term debt	8,722	8,106
Long-term debt, less current maturities	61,248	64,237
Stockholders' equity	33,016	31,430

(1)
"EBITDA" consists of income from operations plus depreciation, amortization, and loss on disposal of assets less gain on disposal of assets. EBITDA is a measure that the financial community commonly uses but is not prepared in accordance with accounting principles generally accepted in the United States of America. This definition of EBITDA may not be the same as that of similarly named measures used by other companies. You should consider it in addition to, but not as a substitute for, income from operations, net income and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America that are included in this prospectus.

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands)
Income from operations	$3,506	$2,324	$14,132	$9,550	$3,798
Deprecation and amortization	2,547	2,473	10,085	10,101	7,738
Net (gain) loss on disposal of assets	2	—	(25)	(139)	184
EBITDA	6,055	4,797	24,192	19,512	11,720

RISK FACTORS

        You should consider carefully the factors set forth below as well as the other information contained in this prospectus before purchasing any of our common stock offered hereby.

Our business may be adversely impacted if the Reno economy declines

        We heavily market to and rely upon business from Reno area residents. In recent years, Reno has enjoyed robust business growth and has attracted a number of technology, product distribution and marketing companies. These businesses have created jobs and helped fuel residential development, including the southwest Reno metropolitan area near the Atlantis. Should there be negative changes in the business and job conditions in Reno, our locals business, which is the most substantial part of our overall business, could be adversely impacted.

Our business may be adversely impacted by weakened economic conditions in northern California and the Pacific Northwest

        Because California and the Pacific Northwest are significant markets for our leisure traveler and conventioneer customers, our business may be adversely impacted in the event of weakened economic conditions in those geographical markets.

Failure of the Reno-Sparks Convention Center to book and attract convention business could adversely impact our business

        The Atlantis is the closest hotel-casino to the Reno-Sparks Convention Center, which is currently undergoing a $105 million expansion and renovation scheduled for completion in late July 2002. If the expanded Reno-Sparks Convention Center does not succeed in booking the anticipated level of conventions, our future results of operations could be adversely impacted.

Our business may be adversely impacted by expanded Native American gaming operations in California and the Pacific Northwest

        Our largest source of leisure traveler customers is California and the Pacific Northwest, including a large number who drive to Reno from the San Francisco and Sacramento metropolitan areas. Since a California constitutional amendment passed in 1999, development has commenced on several large-scale Native American-owned casino facilities in that state, some of which are located close to our key markets. Our business may be adversely impacted if the California casinos attract patrons who would otherwise travel to Reno. This risk may be greater during winter months when interstate highways may be subject to weather-related travel restrictions.

The gaming industry is highly competitive and increased competition could have a material adverse effect on our future operations

        The gaming industry is highly competitive. As competitive pressures from California Native American casinos increase, other Reno area casinos may intensify their targeting of the Reno area resident market, which is one of our key markets. Increased competitive pressures in the local market could adversely impact our ability to continue to attract local residents to the Atlantis, or require us to use more expensive and therefore less profitable promotions to compete more efficiently.

        In addition, Native American gaming facilities in California and other jurisdictions in some instances operate under regulatory requirements less stringent than those imposed on Nevada licensed casinos, which could afford them a competitive advantage in our markets. Moreover, increases in the popularity of, and competition from, Internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

Adverse winter weather conditions in the Sierra Nevadas and Reno-Lake Tahoe area could have a material adverse effect on our results of operations and financial condition

        Adverse winter weather conditions, particularly snowfall, can deter our customers from traveling or make it difficult for them to frequent the Atlantis. Adverse winter weather would most significantly affect our drive-in customers from northern California and the Pacific Northwest. If the Reno area itself were to experience prolonged adverse winter weather conditions, our results of operations and financial condition could also be materially adversely affected.

Our results of operations may be adversely affected by high-end players' winnings

        Although high-end players are not the major focus of our marketing efforts, we have selectively targeted them since opening our newest tower in 1999. Should one or more of these high-end players win large sums in our casino or should a material amount of credit extended to such players not be repaid, on our results of operations could be adversely impacted.

Terrorist attacks may seriously harm our business

        The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we currently cannot predict.

Our dependence on debt financing may impair our financial condition and we may not be able to refinance our variable interest rate debt on favorable terms

        We depend on debt financing to operate and expand our company and have a substantial variable interest expense. There can be no assurance that we will be able to refinance on favorable terms the approximately $40.0 million of our reducing variable interest rate debt (approximately $64.0 million as of May 15, 2002) that matures on June 30, 2004.

The Farahi family owns a majority of our common stock and controls our affairs

        Messrs. John, Bob and Ben Farahi, our Chief Executive Officer, President, and Chief Financial Officer, respectively, as well as the Co-Chairmen of our Board of Directors, own approximately 65.7% of our outstanding common stock. Their sister, Jila Farahi, owns approximately 9.0%. Upon completion of this offering, the Farahi family will own approximately 53% of our outstanding common stock. Accordingly, the Farahi family has, and will continue to have, the ability to control our operations and affairs, including the election of the entire Board of Directors and, except as otherwise provided by law, other matters submitted to a vote of the stockholders, including a merger, consolidation or sale of the assets of Monarch.

A change in control could result in the acceleration of our debt obligations

        Certain changes in control could result in the acceleration of the repayment of our bank debt. This acceleration could be triggered in the event the Farahi family sells enough of their stock to result in another stockholder's acquiring more than 50% of our shares or upon their deaths if their respective heirs must sell a substantial number of our shares to obtain funds to pay estate tax liabilities. We cannot assure you that we would be able to repay indebtedness whose maturity is accelerated as a result of such a change in control, and such an inability would materially adversely affect our financial condition.

If we lose our key personnel, our business could be materially adversely affected

        We depend on the continued performances of John Farahi, Bob Farahi and Ben Farahi, our Chief Executive Officer, our President, and our Chief Financial Officer, respectively, and their management team. If we lose the services of the Farahi brothers, or our other senior Atlantis management personnel, and cannot replace such persons in a timely manner, our business could be materially adversely affected.

Our business is subject to restrictions and limitations imposed by gaming regulatory authorities that could adversely affect us

        The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the applicable local authorities require various licenses, registrations, permits and approvals to be held by us and our subsidiary. The Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or decline to renew a license or approval to own the stock of our Nevada subsidiary for any cause deemed reasonable by such licensing authority. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiary and the persons involved, and we could be forced to forfeit a portion of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business, financial condition and results of operations.

        To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our current gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Nevada law. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended.

If the State of Nevada or the City of Reno increases gaming taxes and fees, our results of operations could be adversely affected

        State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the State of Nevada or the City of Reno were to increase gaming taxes and fees, our results of operations could be adversely affected.

FORWARD-LOOKING STATEMENTS

        Certain information included in the section entitled "Risk factors" and elsewhere in this prospectus contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," or the negative of such terms or other comparable terminology. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, expansion of Native American gaming in California and the Pacific Northwest,

Reno area tourism conditions, economic conditions in California and the Pacific Northwest, periodic fluctuations in casino win percentages, impacts from Atlantis refurbishments and improvement projects, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), the regulation of the gaming industry (including actions affecting licensing), outcome of litigation, terrorist attacks, domestic or global economic conditions, and changes in federal or state tax laws or the administration of such laws.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available in the future.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is quoted on the Nasdaq National Market under the symbol MCRI. The following table reflects the range of high and low sale prices as reported on the Nasdaq National Market for the quarters identified below:

	High	Low
Year ended December 31, 1999
First Quarter	$8.313	$5.250
Second Quarter	7.000	5.344
Third Quarter	7.750	5.500
Fourth Quarter	7.250	5.250
Year ended December 31, 2000
First Quarter	$5.938	$3.500
Second Quarter	5.875	3.875
Third Quarter	6.063	4.500
Fourth Quarter	5.938	4.313
Year ended December 31, 2001
First Quarter	$6.000	$4.500
Second Quarter	5.600	4.400
Third Quarter	6.100	5.000
Fourth Quarter	8.110	5.300
Year ended December 31, 2002
First Quarter	$11.717	$7.410
Second Quarter	15.850	9.000

        On July 1, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $12.94 per share. As of May 14, 2002, there were 114 holders of record of our common stock and approximately 500 beneficial owners.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all earnings to fund our working capital, debt service and capital expenditures and for general corporate purposes. The authority to declare dividends is at the discretion of our Board of Directors, but our bank credit facility contains provisions requiring the achievement of certain financial ratios before we can pay or declare dividends. We currently meet all such financial ratios.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of March 31, 2002. You should read the following table along with "Management's discussion and analysis of financial condition and results of operations" and consolidated financial statements and notes included in this prospectus. There is no change in our capitalization after giving effect to this offering because we are not receiving any proceeds.

March 31, 2002
(unaudited) (in thousands)
Cash	$7,909

Current maturities of long-term debt	$8,722
Long-term debt, less current maturities	61,248

Total debt	69,970

Stockholders' equity
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	—
Common stock, $.01 par value, 30,000,000 shares authorized; 9,436,275 outstanding(1)	95
Additional paid-in capital	17,242
Treasury stock, at cost	(330)
Retained earnings	16,008

Total stockholders' equity	33,015

Total capitalization	$102,985

(1)
9,468,880 shares outstanding after the offering, reflecting the exercise of stock options subsequent to March 31, 2002.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. All of the net proceeds from the sale of the shares will go to the selling stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the following selected consolidated financial data presented below as of and for each of the five years ended December 31, 2001 from our audited consolidated financial statements. We derived the selected historical financial data as of and for the three months ended March 31, 2002 and 2001 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results for the full year. You should read the selected consolidated financial data set forth below in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and related notes included elsewhere in this prospectus (except for the consolidated financial statements as of and for the years ended December 31, 1997 and 1998, which are not included in this prospectus).

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001(1)	2000(2)	1999(3)	1998(4)	1997(5)
			(in thousands, except per share data)
Operating results
Casino revenues	$16,579	$14,993	$64,908	$59,372	$48,345	$40,717	$37,254
Hotel revenues	4,379	4,090	19,022	18,280	14,808	10,948	10,200
Food and beverage revenues	8,003	7,510	31,961	30,061	25,189	18,169	17,841
Other revenues	831	783	3,478	3,373	3,230	2,685	2,324

Gross revenues	29,792	27,376	119,369	111,086	91,572	72,519	67,619
Promotional allowances	(3,996)	(3,634)	(14,853)	(14,170)	(12,707)	(10,009)	(8,504)

Net revenues	25,796	23,742	104,516	96,916	78,865	62,510	59,115
Income from operations	3,506	2,324	14,132	9,550	3,798	8,083	9,159
Income (loss) before income tax and extraordinary item	2,388	459	6,888	1,386	(945)	5,681	5,722
Income (loss) before extraordinary item	1,585	302	4,602	960	(585)	3,760	3,710
Net income (loss)	$1,585	$302	$4,602	$960	$(585)	$3,760	$3,526
Income (loss) per share of common stock
Income (loss) before extraordinary item
Basic	$0.17	$0.03	$0.49	$0.10	$(0.06)	$0.40	$0.39
Diluted	$0.17	$0.03	$0.49	$0.10	$(0.06)	$0.40	$0.39
Net income (loss)
Basic	$0.17	$0.03	$0.49	$0.10	$(0.06)	$0.40	$0.37
Diluted	$0.17	$0.03	$0.49	$0.10	$(0.06)	$0.40	$0.37
Weighted average number of common shares and potential common shares outstanding
Basic	9,436	9,436	9,436	9,436	9,436	9,436	9,444
Diluted	9,503	9,474	9,480	9,477	9,436	9,502	9,479
Other data
EBITDA(6)	$6,055	$4,797	$24,192	$19,512	$11,720	$13,475	$13,284
Depreciation and amortization	$2,547	$2,472	$10,085	$10,101	$7,738	$4,436	$4,125
Interest expense, net	$1,118	$1,866	$7,243	$8,165	$4,742	$2,403	$3,437
Capital expenditures(7)	$1,811	$361	$4,488	$3,866	$46,132	$34,482	$2,270
Balance sheet data
Total assets	$118,723	$124,807	$121,064	$126,391	$131,654	$96,732	$67,828
Current maturities of long-term debt	$8,722	$8,171	$8,106	$7,538	$7,334	$850	$2,244
Long-term debt, less current maturities	$61,248	$71,141	$64,237	$73,481	$82,236	$52,310	$32,908
Stockholders' equity(8)	$33,016	$27,131	$31,430	$26,829	$25,869	$26,453	$22,694

(1)
2001 includes a $25 thousand gain on disposal of fixed assets.

(2)
2000 includes a $139 thousand gain on disposal of fixed assets.

(3)
1999 includes a $184 thousand loss on disposal of fixed assets.

(4)
1998 includes a non-cash disposal of fixed assets charge of $956 thousand, primarily from demolition relating to the start of an expansion of the Atlantis.

(5)
1997 includes a $185 thousand non-cash extraordinary loss on early retirement of debt, net of applicable income tax benefit.

(6)
"EBITDA" consists of income from operations plus depreciation, amortization, and loss on disposal of assets less gain on disposal of assets. EBITDA is a measure that the financial community commonly uses but is not prepared in accordance with accounting principles generally accepted in the United States of America. This definition of EBITDA may not be the same as that of similarly named measures used by other companies. You should consider it in addition to, but not as a substitute for, income from operations, net income and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America that are included in this prospectus.

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands)
Income from operations	$3,506	$2,324	$14,132	$9,550	$3,798
Deprecation and amortization	2,547	2,473	10,085	10,101	7,738
Net (gain) loss on disposal of assets	2	—	(25)	(139)	184
EBITDA	6,055	4,797	24,192	19,512	11,720
(7)
Includes amounts financed with debt or capitalized lease obligations.

(8)
We paid no dividends during the three months ended March 31, 2002 and the five years ended December 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with the section "Selected consolidated financial data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        We prepare our consolidated financial statements in conformity with principles generally accepted in the United States of America. Certain of our policies, including the estimated lives assigned to our assets, the determination of bad debt, self insurance reserves, credit risk, and the calculation of income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. We cannot assure that actual results will not differ from our estimates. To provide an understanding of the methodologies applied, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the notes to consolidated financial statements.

RESULTS OF OPERATIONS

Comparison of Operating Results for the Three Months Ended March 31, 2002 and 2001

        For the three months ended March 31, 2002, we earned net income of $1.6 million, or $0.17 per share, on net revenues of $25.8 million, an increase from net income of $302 thousand, or $.03 per share, on net revenues of $23.7 million for the three months ended March 31, 2001. Income from operations for the three months ended March 31, 2002 totaled $3.5 million, compared to $2.3 million for the same period in 2001. Both our net revenues and net income for the first quarter of 2002 represented new first quarter records. Net revenues increased 8.6%, and net income increased 424.3% when compared to last year's first quarter. In the Reno area market, the January through March period encompassing our first quarter has traditionally been marked by weather-related seasonality, with winter storms producing moderate to severe travel delays and difficulties for visitors to the region. We believe that the impact of the weather this year was relatively minor.

        Casino revenues totaled $16.6 million in the first quarter of 2002, a 10.6% increase from the $15.0 million in the first quarter of 2001, reflecting increases in slot, table game and poker win. Slot revenues were up 7.2% in the first quarter of 2002 compared to the first quarter of 2001 due to an increase in the volume of slot machine play. Table game and poker room revenue in the first quarter of 2002 increased 26.1% from the first quarter of 2001 due to an increase in table game and poker room drop and a higher hold percentage. Although our keno write increased approximately 3.1%, the increase was offset by a 24.9% decrease in the keno win in the first quarter of 2002 compared to the first quarter 2001. Casino operating expenses amounted to 39.4% of casino revenues in the first quarter of 2002, compared to 41.8% in the first quarter of 2001, with the difference due primarily to more efficient operations.

        Food and beverage revenues totaled $8.0 million in the first quarter of 2002, a 6.6% increase from $7.5 million in the first quarter of 2001, due primarily to the popularity of Atlantis' restaurants, buffet, convention facilities and an increase in hotel occupancy. Food and beverage operating expenses amounted to 53.1% of food and beverage revenues during the first quarter of 2002, compared to 55.8% in the first quarter of 2001, which was primarily due to more efficient operations achieved through reduced average cost of sales and reduced variable operating expenses.

        Hotel revenues were $4.4 million for the first quarter of 2002, an increase of 7.1% from the $4.1 million in hotel revenues in the first quarter of 2001. This increase was the result of increases in both hotel occupancy and the average daily room rate, or ADR. Our first quarter of 2002 revenues also included a daily $3 per occupied room energy surcharge that was not assessed during the first quarter of 2001. During the first quarter of 2002, the Atlantis experienced a 91.0% occupancy rate, up from an 89.2% occupancy rate for the same period in 2001. The Atlantis' ADR was $48.71 in the first quarter of 2002 compared to $47.95 in the first quarter of 2001. Hotel operating expenses as a percent of hotel revenues decreased to 34.7% in the first quarter of 2002, compared to 39.6% in the first quarter of 2001.

        Other revenues increased 6.0% to $831 thousand in the first quarter of 2002 compared to $783 thousand in the same period last year. This increase reflects increased retail sales in both the gift and sundries shops and the entertainment fun center. Other expenses in the first quarter of 2002 amounted to 38.7% of other revenues, compared to 37.5% in the first quarter of 2001, reflecting a slight increase as a result of higher costs of sales and equipment repair costs.

        Selling, general and administrative, or SG&A, expenses amounted to 27.6% of net revenues in the first quarter of 2002, relatively unchanged compared to 27.7% in the first quarter of 2001.

        Interest expense for the first quarter of 2002 totaled $1.1 million, a decrease of 40.1%, from $1.9 million in the first quarter of 2001. This decrease reflects our reduction in debt outstanding and lower applicable interest rates. Interest expense for both the quarters ending March 31, 2002, and 2001, included guarantee fees paid to our three principal stockholders. Starting January 1, 2001, we began paying our three principal stockholders for their personal guarantees of our outstanding bank debt at the rate of 2.0% per annum of the quarterly average outstanding bank debt. These guarantee expenses totaled approximately $350 thousand and $390 thousand in the first quarters of 2002 and 2001, respectively.

2001 Compared with 2000

        For the year ended December 31, 2001, we had net income of $4.6 million, or $0.49 per share, on net revenues of $104.5 million, compared to a net income of $1.0 million, or $0.10 per share, on net revenues of $96.9 million for the year ended December 31, 2000. Income from operations totaled $14.1 million for 2001 compared to $9.6 million for 2000. Net revenues for the year 2001 constituted a record high for any of our comparable twelve-month periods. An 11.3% reduction in interest expense compared with 2000 was a major factor in the increase in our net income. We believe the Atlantis continued to benefit in 2001 from rapid growth in the residential and industrial communities south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

        Casino revenues totaled $64.9 million in 2001, up 9.3% from $59.4 million in 2000, driven by increases in slot, keno and poker game win. Slot revenues increased approximately 11.8% in 2001 compared to 2000 due to increased play as a result of the 1999 property expansion and upgrade of facilities and equipment in 2000 and 2001. Table game win increased approximately 1.0% in 2001 compared to 2000 due to an approximate 5.1% increase in table game drop, which was offset by a lower win percentage in year 2001 compared to year 2000. Keno and poker room revenues combined increased approximately 6.6% in 2001 over 2000 primarily due to an approximate 24.8% increase in poker revenue as the poker room, which opened in mid-1999, continued to develop a loyal player base. Keno write increased approximately 4.9% in 2001 compared to 2000 as a result of successful efforts to increase play in restaurants and throughout the gaming floor. Casino operating expenses were 40.1% of casino revenues in 2001, compared to 43.0% in 2000. The decrease was due to continued efficiency of operations.

        Food and beverage revenues increased in 2001, up 6.3% to $32.0 million from $30.1 million in 2000, primarily due to an 8.0% increase in average revenue per cover which was partially offset by a

2.1% decrease in covers. Food and beverage operating expenses decreased to 56.9% of food and beverage revenues in 2001 compared to 61.4% in 2000, due to more efficient operations.

        Hotel revenues totaled $19.0 million in 2001, an increase of 4.1% from $18.3 million in 2000. The increase reflects a slight decrease in ADR offset by a slight increase in occupancy rate during the twelve-month period of 2001 compared to the same period in 2000. Year 2001 revenues also include a daily $3 per occupied room energy surcharge that we assessed during the period April 2001 through December 2001 that we did not assess during 2000. The Atlantis' ADR was $53.48 in 2001, compared to $53.59 in 2000. The average occupancy rate at the Atlantis was 91.1% in 2001 compared to 90.8% in 2000. Hotel operating expenses increased to 37.5% of hotel revenues in 2001, compared to 35.2% in 2000. This increase in operating expenses as a percentage of hotel revenues resulted from increased room maintenance costs and an increase in the hotel bad debt reserve.

        Other revenues increased approximately 3.1% in 2001 to $3.5 million from $3.4 million in 2000, reflecting an increase in sales from the logo gift shop, which opened in August 1999. Other expenses were approximately 37.4% of other revenues in 2001, down from 40.1% in 2000, primarily due to continued operating efficiencies in operating the two gift shops.

        Selling, general and administrative expenses totaled 26.5% of net revenues in 2001, compared to 26.4% in 2000. The slight increase as a percentage of revenues reflects increased energy costs, offset to a certain extent by economies of scale from the 1999 Atlantis expansion.

        Depreciation and amortization expense was $10.1 million in 2001, unchanged when compared to 2000.

        Interest expense for 2001 totaled $7.2 million, down 11.3% from $8.2 million in 2000, due to reduced interest rates and lower debt outstanding. Net interest expense for 2001 included guarantee fees paid to our three principal stockholders. Starting January 1, 2001, we began paying our three principal stockholders for their personal guarantees of our outstanding bank debt at the rate of 2.0% per annum of the quarterly average outstanding guaranteed debt. These guarantee payments totaled approximately $1.5 million in 2001.

2000 Compared with 1999

        For the year ended December 31, 2000, we had net income of $1.0 million, or $0.10 per share, on net revenues of $97.0 million, compared to a loss of $0.6 million, or $0.06 per share, on net revenues of $78.9 million for the year ended December 31, 1999. Income from operations totaled $9.6 million for 2000 compared to $3.8 million for 1999. Net revenues for the year 2000 constituted a then-record high for any of our comparable twelve-month periods; however, net income was impacted by a 30.5% increase in depreciation and amortization and a 72.2% increase in net interest expense, when compared to 1999, which can be attributed directly to the Atlantis expansion. We believe the Atlantis continued to benefit in 2000 from the rapid growth in the residential and industrial communities south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

        Casino revenues totaled $59.4 million in 2000, up 22.8% from $48.3 million in 1999, driven by increases in both slot and table game win. Our slot revenues increased approximately 22.1% in 2000 compared to 1999 due to an almost 15.4% increase in the number of slot machines on average for the year. Table game win increased approximately 24.7% in 2000 compared to 1999 due to an increase in table game drop and an 8.2% increase in the number of table games on average for the year. Also, a new poker room was added as a part of the Atlantis expansion in the third quarter of 1999 generating revenue for twelve months in 2000 compared to a little over five months in 1999. Casino operating expenses were 42.9% of casino revenues in 2000, compared to 44.8% in 1999, primarily due to more efficient operations.

        Food and beverage revenues increased in 2000, up 19.3% to $30.1 million from $25.2 million in 1999, due primarily to the operation of two new restaurants, an additional beverage lounge, expansion of the buffet restaurant, and an increase in the number of guest checks due principally to the newly expanded hotel. Food and beverage operating expenses decreased to 61.4% of food and beverage revenues in 2000 compared to 64.1% in 1999, due to more efficient operations.

        Hotel revenues totaled $18.3 million in 2000, an increase of 23.5% from $14.8 million in 1999, driven by an approximately 25.1% increase in the number of rooms available. The Atlantis' ADR was $53.59 in 2000, compared to $55.16 in 1999. The average occupancy rate at the Atlantis was 90.8% in 2000 compared to 86.8% in 1999. Hotel operating expenses increased to 35.2% of hotel revenues in 2000, compared to 33.0% in 1999. This increase in operating expenses as a percentage of hotel revenues resulted from increased payroll and operating costs for the expanded hotel and additional amenities.

        Other revenues increased approximately 4.4% in 2000 to $3.4 million from $3.2 million in 1999, reflecting the opening of a logo gift shop in August 1999. Other expenses were approximately 40.1% of other revenues in 2000, up from 35.1% in 1999, primarily due to opening a second gift shop.

        Selling, general and administrative expenses totaled 26.4% of net revenues in 2000, compared to 29.8% in 1999. The decrease in these expenses as a percentage of revenues reflects the fact that certain payroll and operating costs have not increased to the same extent as revenues have increased because of certain economies of scale from the Atlantis expansion.

        Depreciation and amortization expense was $10.1 million in 2000, up 30.5% when compared to 1999, reflecting a full year of depreciation in 2000 compared to approximately nine months of depreciation on the new Sky Terrace, which was completed in late March 1999 and approximately six months of depreciation on the new hotel tower, which was completed in June 1999.

        Net interest expense for 2000 totaled $8.2 million, up 72.2% from $4.7 million in 1999, reflecting an increase in average outstanding debt primarily from the Atlantis expansion and an increase in interest rates. Because an expansion of the Atlantis was in operation for the full year 2000, we did not capitalize any interest costs; however, during the year 1999, while construction was still in progress, $1.6 million in interest costs were capitalized.

Other Factors Affecting Current and Future Results

        The constitutional amendment approved by California voters in 1999 allowing the expansion of Native American casinos in California will have an impact on casino revenues in Nevada in general, and many analysts have predicted the impact will be more significant on the Reno-Lake Tahoe market. The extent of this impact is difficult to predict, but we believe the impact on us will be mitigated to an extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business, the Atlantis' close proximity to rapidly growing southwest Reno, and the Atlantis' location across the street from the Reno-Sparks Convention Center. However, if other Reno area casinos suffer business losses due to increased pressure from California Native American casinos, they may intensify their marketing efforts to Reno area residents as well.

        We also believe that unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse effect on our business.

        From time to time, we may experience customary fluctuations in our casino win percentages. These fluctuations can occur in our table games, our slot machines, or both. We closely monitor these win percentages and evaluate fluctuations from our traditional win percentages to assure normal gaming activities.

        We continually refurbish and upgrade our hotel-casino facilities. The temporary removal from service of areas undergoing improvement may adversely impact our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        For the three months ended March 31, 2002, net cash provided by operating activities totaled $3.7 million, an increase of 18.3% compared to the same period last year. Net cash used in investing activities totaled $1.6 million and was used primarily in the acquisition of furniture, fixtures and equipment at the Atlantis in the first quarter of 2002. Net cash used in financing activities totaled $2.6 million for the first quarter of 2002, compared to $1.8 million for the same period last year, as we used funds to reduce long-term debt. As a result, at March 31, 2002, we had a cash balance of $7.9 million, compared to $8.4 million at December 31, 2001.

        We have a reducing revolving credit facility with a group of banks. At March 31, 2002, the total balance outstanding on this bank credit facility was $66.3 million. The principal terms of this facility are summarized in the notes to our consolidated financial statements. Our bank credit facility and other bank debt are guaranteed by our three principal stockholders to whom, beginning on January 1, 2001, we pay a guarantee fee equal to 2.0% per annum of the quarterly average outstanding bank debt amount. These guarantee fees totaled approximately $350,000 in the first quarter of 2002.

        Our contractual cash obligations as of March 31, 2002 over the next five years are as follows:

	Payments Due by Period
Contractual Cash Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years
Long-term debt	$69,822,101	$8,680,919	$61,141,182	$—
Capital lease obligations	169,638	52,179	104,358	13,101
Operating leases	524,098	161,261	322,522	40,315

Total contractual cash obligations	$70,515,837	$8,894,359	$61,568,062	$53,416

        We believe our existing cash balances, cash flow from operations, and refinancing sources for our bank credit facility will provide us with sufficient resources to fund our operations, meet our existing debt obligations, and fulfill our capital expenditure requirements; however, our operations are subject to financial, economic, competitive, regulatory, and other factors, many of which are beyond our control. If we are unable to refinance our bank credit facility in 2004 or generate sufficient cash flow, we could be required to adopt one or more alternatives, such as reducing, delaying, or eliminating planned capital expenditures, selling assets, restructuring debt, or obtaining additional equity capital.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the risk of loss arising from adverse changes in market risks and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not have any cash or cash equivalents as of March 31, 2002 that are subject to market risks. We have substantial variable interest rate debt in the amount of approximately $64.0 million as of May 15, 2002 that is subject to market risks.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In August 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of the impact that this statement will have on our financial condition or results of operations.

        In November 2000, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on EITF 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 requires that discounts which result in a reduction in or refund of the selling price of a product or service in a single exchange transaction be recorded as a reduction of revenues. We currently account for sales incentives in accordance with EITF 00-14.

        In February 2001, the EITF reached a partial consensus on EITF 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." The consensus requires that vendors recognize the cash rebate or refund obligation associated with time- or volume-based cash rebates as a reduction of revenue based on a "systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund." The liability for such obligations should be based on the estimated amount of rebates or refunds to be ultimately earned, including an estimation of "breakage" if it can be reasonably estimated. The consensus is applicable beginning in the first quarter of 2001. Our adoption of EITF 00-22 in the first quarter of 2001 did not have any effect on previously reported operating income or net income.

BUSINESS

THE ATLANTIS CASINO RESORT

        We own and operate the tropically-themed Atlantis Casino Resort, which is located approximately three miles south of downtown in the generally more affluent and rapidly growing southwest area of Reno, Nevada. The Atlantis features approximately 51,000 square feet of casino space interspersed with waterfalls, giant artificial palm trees, thatched-roof huts, and other tropical decor; a hotel and a motor lodge with 980 guest rooms; nine food outlets; a nightclub; an enclosed pool with waterfall; an outdoor pool; a health spa; two retail outlets offering clothing and traditional gift shop merchandise; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

        The Reno-Sparks Convention Center is located across the street from the Atlantis, the only hotel-casino within easy walking distance. The Reno-Sparks Convention Center is currently undergoing a $105 million expansion and renovation, scheduled to be completed in late July 2002, that will increase its exhibition, meeting room, ballroom, and lobby space by more than 50%, from approximately 380,000 to approximately 600,000 square feet.

Atlantis Casino

        The Atlantis casino offers approximately 1,500 slot and video poker machines; 37 table games, including blackjack, craps, roulette, Let it Ride™, Three Card Poker™, Fortune Pai Gow Poker™, and Royal Match™; a race and sports book (which is operated by an unaffiliated party pursuant to a lease arrangement with us); keno; and a poker room.

        The following table summarizes the components of our casino revenues for the periods shown:

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
Slot and video poker	74.6%	76.8%	77.3%	75.5%	76.0%
Table games	23.1%	20.1%	19.8%	21.5%	21.3%
Keno, poker room and sports book rent	2.3%	3.1%	2.9%	3.0%	2.7%

        The Atlantis offers what we believe are higher than average payout rates on slot machines relative to other northern Nevada casinos and has adopted liberal rules for its blackjack games, including the use of single decks of cards at many tables and allowing players to "double down" on the first two cards. We seek to attract high-end players through high quality amenities and services and by extension of gaming credit after a careful credit history evaluation.

Hotel and Motor Lodge

        The Atlantis includes three contiguous high-rise hotel towers with 831 rooms and suites, and a low-rise motor lodge with another 149 rooms, for a total of 980 guest rooms. The first of the three hotel towers, which was completed in April 1991 and contains 160 rooms and suites in 13 stories, is undergoing a $3.0 million complete interior renovation. The second hotel tower was completed in September 1994 and contains 283 rooms and suites in 19 stories. The third tower was completed in June 1999 and contains 388 rooms and suites in 28 stories. The rooms on the top seven floors in the newest tower are nearly 20% larger than the standard guest rooms and offer private elevator access, upscale accommodations, and a private concierge service.

        The Atlantis hotel rooms feature upbeat, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms have eight-

foot ceilings), which create an open and spacious feel. The newest hotel tower features a four-story waterfall with an adjacent swimming pool in a climate controlled, five-story glass enclosure, which shares an outdoor third floor pool deck with an outdoor swimming pool and whirlpool. A health spa is located adjacent to the swimming areas. The hotel also features glass elevators rising the full 19 and 28 stories of the two taller hotel towers, providing panoramic views of the Reno area and the Sierra Nevadas, a mountain range separating Nevada from California.

        The 149-room motor lodge is a two-story structure located adjacent to the hotel. The motor lodge rooms, which are also decorated and furnished in a manner consistent with the Atlantis' tropical theme, are smaller than the tower hotel rooms and have standard eight-foot ceilings. We believe the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience and amenities of a first-class hotel-casino resort.

        The average occupancy rate and average daily room rate at the Atlantis for the following periods were:

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
Occupancy rate	91.0%	89.2%	91.1%	90.8%	86.8%
Average daily room rate	$48.71	$47.95	$53.48	$53.59	$55.16

        The decline in the average daily room rate, or ADR, over the last three years reflects our management of hotel room rates to increase occupancy levels. We continually monitor and adjust hotel room rates based upon demand and other competitive factors. Our ADR has also been impacted by rooms sold at discounted rates to select wholesale operators for tour and travel packages. The lower ADR for the three-month periods ended March 31, 2001 and 2002 reflects the lower prevailing hotel room rates in effect during the winter months.

Restaurants and Dining

        The Atlantis has six restaurants, one snack bar, and two gourmet coffee bars, as described below.

  •
  The 640-seat Toucan Charlie's Buffet & Grill, which offers a wide variety of standard hot food selections, salads and seafood; specialty substations featuring made to order items such as Mongolian barbecue, fresh Southwest and Asian specialties, and meats roasted in wood-fired rotisserie ovens; and two salad stations

  •
  The aquatic-themed 135-seat Atlantis Seafood Steakhouse gourmet restaurant

  •
  The upscale, 230-seat MonteVigna Italian Ristorante, featuring a centrally located wine cellar and seasonal outdoor terrace

  •
  The 85-seat Oyster Bar restaurant offering fresh seafood, soups and bisques made to order

  •
  The 178-seat 24-hour Purple Parrot coffee shop

  •
  The 104-seat Café Alfresco restaurant serving pizzas prepared in a wood-fired, brick oven

  •
  Two gourmet coffee bars, both offering specialty coffee drinks and pastries and desserts made fresh daily in the Atlantis bakery

  •
  A snack bar and soda fountain serving ice cream and arcade-style refreshments

        The numbers of customers served in our restaurants and banquet, convention and meeting room facilities, or covers, and the average cover prices were approximately:

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
Covers	494,667	450,068	1,979,635	1,997,952	1,711,676
Average cover price	$11.09	$11.22	$11.10	$10.39	$10.19

The Sky Terrace

        The Sky Terrace is a unique structure with a diamond-shaped, blue glass body suspended approximately 55 feet above street level and spanning 160 feet across South Virginia Street. The Sky Terrace connects the Atlantis with additional parking on a 16-acre site owned by us across South Virginia Street from the Atlantis. The structure rests at each end on two 100-foot tall Grecian columns with no intermediate support pillars. The tropically-themed interior of the Sky Terrace contains the Oyster Bar, one of the gourmet coffee and pastry bars with adjacent table seating, a video poker bar, banks of slot machines, and a lounge area with oversized leather sofas and chairs.

        Operations at the Atlantis are conducted 24 hours a day, every day of the year. The Atlantis' business is moderately seasonal in nature, with higher revenues during the summer months and lower revenues during the winter months.

Atlantis Improvements

        We have continuously invested in upgrading the Atlantis. Our capital expenditures at the Atlantis were:

  •
  $1.8 million through March 31, 2002

  •
  $4.5 million in 2001

  •
  $3.9 million in 2000

  •
  $46.1 million in 1999

        During the first quarter of 2002, our capital expenditures were primarily for beginning the renovation of hotel rooms in the first tower, remodeling the VIP check-in and reception area, and ordering equipment for remodeling Café Alfresco. We expect that our capital expenditures during the second quarter of 2002 will also be primarily for continuing the renovation of hotel rooms in the first tower, purchasing new slot machines, and remodeling Café Alfresco. In 2001, capital expenditures were primarily for the renovation of hotel room suites in the third tower and acquisition and upgrades of slot machines, computer information systems and furniture, fixtures and equipment. Capital expenditures during 2000 included renovation of the high-limit slot area, construction of new public restrooms on the casino floor, new slot machines, and other furnishings, fixtures and equipment. Capital expenditures during 1999 were for the construction and furnishing of the Atlantis expansion.

        For the remainder of 2002, we have budgeted $2.7 million for additional capital improvements for which plans have not yet been finally approved except as noted above. We remain committed to implementing renovations and upgrades and will consider all capital expenditure projects proposed by our executive officers and key employees.

Expansion Potential

        Our expansion potential is twofold. First, we could expand our existing facility, which the City of Reno has approved, thereby allowing us to add 500 more slot machines. The City of Reno has also approved the expansion of the hotel by 520 rooms as well as the construction of a parking garage with 1,831 spaces. Second, we could expand by developing the 16-acre parcel that we own across the street from the Atlantis. This site is connected to the Atlantis by the Sky Terrace and is currently used for parking and special events related to the Atlantis. Our 16-acre parcel meets all current Reno zoning requirements in the event we decide to build another resort or entertainment facility. We currently have no plans for the expansion or development of the site, but we constantly monitor industry demands and prudent development opportunities for our property.

THE RENO GAMING MARKET

        The expanding Reno gaming market includes both local residents and Reno-Lake Tahoe visitors. In the Gaming Revenue Report, the Nevada State Gaming Control Board reports that although Reno casino gaming has grown by more than 19% over the past decade in the Reno area, the eighth largest gaming market in the United States, casino gaming declined by 5% to approximately $1.0 billion in calendar year 2001 from the previous year. Gaming revenues in the Reno area have been fueled by a steadily increasing population in the Reno area and by the continuing popularity of Reno-Lake Tahoe as a tourist and convention destination. Since 1997 the Reno area has experienced a 5.2% average annual growth in sales tax revenue and a 6.9% average annual growth in assessed valuation of real estate, according to Moody's Investment Services and Standard and Poor's. We divide our market into the following segments.

Reno Area Resident Market

        Reno is Nevada's third largest city and is located in Washoe County. The population of Washoe County, which resides principally in the Reno metropolitan area, is approximately 336,000. The average wage per job in the Reno area has increased 13% above the rate of inflation since 1992. Reno's per capita income, which was $36,276 in 2001, is the 19th highest city income in the nation and is 24% higher than the national average. Reno's per capita income is the second highest in the state, 15% higher than Clark County (the county in which Las Vegas is located), and 14% higher than the state average.

        The Reno metropolitan area has enjoyed an influx of businesses and jobs during recent years, which has helped strengthen the local economy and increase the population base. We believe that a number of factors, including the absence of state income taxes in Nevada, new jobs, the abundance of recreational opportunities in the surrounding areas, and retirees relocating to northern Nevada, have contributed to the population and job growth in the Reno metropolitan area.

Reno-Lake Tahoe Visitor Market

        The Reno-Lake Tahoe region is a popular resort area that attracts tourists and convention attendees from throughout the United States and Canada by offering gaming, resort amenities, numerous summer and winter recreational activities and convention facilities. According to the Reno-Sparks Convention & Visitors Authority, more than 5.2 million people visited Washoe County during the 12-month period ended June 30, 2001. Reno is located approximately 31 miles from Lake Tahoe, an internationally known ski and recreation area with 14 ski resorts. In addition to the attractions in Lake Tahoe, outdoor recreational activities, such as golf, fishing, swimming, boating, hunting, white water rafting and hiking, abound in the Reno area.

        The Reno-Tahoe airport is the 49th largest air carrier airport in the United States. Although passenger traffic experienced an overall increase of 80% during the last decade, it has declined in each of the last four years. According to statistics published by the Reno-Tahoe airport, approximately 13,500 passengers currently arrive and depart daily. The Reno-Tahoe airport offers 81 daily flights to more than 50 North American markets, with 17 non-stop destinations.

Reno-Lake Tahoe Special Events and Attractions

        The Reno area has developed a number of annual special events, including "Hot August Nights" (a '50s style city-wide celebration), the Reno Rodeo, the National Championship Air Races, the PGA's Reno-Tahoe Open, the Great Reno Balloon Races and top amateur and professional sporting events.

        The Reno-Sparks Convention Center is currently undergoing a $105 million expansion, scheduled to be completed in late July 2002, from approximately 380,000 to approximately 600,000 square feet. The Reno-Sparks Convention Center is located across the street from the Atlantis and minutes from the Reno-Tahoe airport. The amenities at the expanded center will include dedicated T-1 lines to the show floor, an in-house Internet service provider, satellite links, personalized meeting space, an updated food court, and an exhibit hall concession space. The new facility will also have the capability to incorporate a convention's logo or other design elements, offering a customized feel for planners and delegates.

        Reno's National Bowling Stadium is the largest bowling complex in North America and has been referred to by the Los Angeles Times as the "the Taj Mahal of Tenpins" and by USA Today as the "Pin Palace." The National Bowling Stadium has been selected to host multi-month tournaments in two of every three years through 2009, excluding 2002. The 78 championship lanes feature the latest technology available, with a 440-foot-long high-tech video scoring system. As part of its redevelopment of downtown, the City of Reno has recently acquired ownership of the National Bowling Stadium and proposes to expand the facility into a special events and convention center.

        Reno's nightlife includes not only gaming but also stage shows, concerts, and cultural attractions such as operas, ballets, traveling Broadway shows, art museums, galleries and a philharmonic orchestra. In addition, the Reno-Lake Tahoe area offers more four-star restaurants per capita than San Francisco or New York.

BUSINESS STRATEGY

        We seek to distinguish the Atlantis from its Reno competitors and to attract the middle to upper-middle income customer base. The principal aspects of our business strategy are as follows:

  •
  Appeal to Middle to Upper-Middle Income Reno Area Residents

    Our location in southwest Reno exposes many middle to upper-middle income Reno area residents to our facility. We believe these Reno area residents provide a desirable casino customer base because of their higher disposable incomes available for leisure activities, such as gaming, dining and other entertainment. We believe that building a steady local resident customer base provides a good balance for the Atlantis' leisure traveler guest segment and helps reduce seasonal variations during the traditionally slower winter months.

  •
  Emphasize Slot Machine Play

    Our business strategy emphasizes slot machine play. Our target market consists of frequent gaming patrons who seek variety, quality and higher-than-average payouts in their slot play. We believe local residents prefer a variety of video poker machines, while tourists and travelers prefer reel machines. To meet the demands of our customers, we employ the latest in both reel slot machine and video poker machine technology, seeking an optimal mix to serve both target markets. Despite our higher-than-average payout on slot machines, we are able to achieve stable cash flows and lower operating costs compared to table games. Our casino management has focused on allocating slot floor space to a variety of newer and more popular slot machines. The number of participation games on our casino floor equals or exceeds the industry average.

  •
  Capitalize on Atlantis' Location

    The Atlantis' location appeals to Reno area residents, tourists and convention attendees who prefer to avoid the more congested downtown Reno. Located approximately three miles from downtown Reno, we are the closest major casino to the rapidly growing southwest Reno residential neighborhoods, to whom we offer abundant surface parking.

    We believe our proximity to the Reno-Sparks Convention Center affords us an advantage over our competitors and that its expansion will give us access to a larger number of conventioneer customers, particularly during the weekdays.

    We own approximately 29 acres, including our 13-acre Atlantis site and our 16-acre site directly across the street connected by the Sky Terrace, which can be used to expand and enhance the Atlantis' future growth.

  •
  Offer Service, Value and an Appealing Theme

    The Atlantis' colorful tropical theme provides an appealing and relaxed atmosphere emphasizing soothing colors, thatched-roof gaming areas and waterfalls cascading into the casino area. We strive to provide each guest with a fun-filled experience characterized by friendly service and high quality food and entertainment at reasonable prices in order to build a base of steady Reno area residents and repeat tourist customers.

  •
  Focus on Repeat Customers

    Repeat customers are an important source of our revenue. To encourage repeat patronage, we emphasize high quality and good value for our food, service, entertainment and accommodations. We also seek to attract frequent gaming customers by implementing liberal slot machine payouts and table game rules. To encourage and retain repeat gaming customers, we sponsor a frequent player club that allows members to earn prizes, invitations to special events and other benefits while providing management with a database on frequent players.

  •
  Utilize Hands-on Management of Operations, Costs and Efficiencies

    Our management is committed to hands-on attention and supervision of all operating areas of the Atlantis. Management personally observes and monitors operations at all points of delivery, from the casino floors and the "back of the house" to the planning and execution of expansion projects. We believe our hands-on approach facilitates constant and immediate attention to detail, response to customer needs and reaction to competitive and seasonal factors. We emphasize efficient cost management, competitive bidding, and quantity purchasing.

MARKETING STRATEGY

        Our revenues and operating income are principally dependent on the level of gaming activity at the Atlantis casino. Our predominant marketing goal is to utilize all of the Atlantis facilities to generate additional casino play. Our secondary goal is to maximize revenues from our hotel, restaurants, cocktail lounges, convention and meeting rooms and other amenities.

        Our marketing efforts are directed toward three broad consumer groups: Reno area residents, leisure travelers, and conventioneers. We believe the Atlantis' location outside the downtown area and across the street from the Reno-Sparks Convention Center makes the facility appealing to all three groups.

  •
  Reno Area Residents.  The Atlantis' proximity to rapidly growing, generally more affluent, southwest Reno residential areas provides a significant source of middle to upper-middle income gaming customers. We market to Reno area residents on the basis of the Atlantis location and accessibility, convenient surface parking, gaming values, ambiance, friendly efficient service, and quality and relative value of its food and beverage offerings, entertainment, and promotions.

    We believe local gaming customers prefer slot and video poker machines to table games, and prefer video poker machines to reel-spinning (or electronically simulated reel-spinning) slot machines. Accordingly, the Atlantis provides a diverse selection of video poker machines. Moreover, we believe that Reno area residents seek out and frequent casinos with higher payout rates on slot and video poker machines and more liberal rules on table games relative to other northern Nevada casinos. We believe the Atlantis offers higher than average payout rates on slot machines, and we have adopted liberal rules for its blackjack games, including the use of single decks of cards at many tables and allowing players to "double down" on the first two cards. We have also implemented "Club Paradise," a frequent player club, to encourage local residents' repeat play at our casino.

  •
  Leisure Travelers.  Reno is a popular gaming and vacation destination that enjoys direct freeway access to nearly all major northern California population centers and non-stop air service from most large cities in the western United States, as well as many midwest and southern population centers such as Chicago, Minneapolis and Dallas. The principal segments of Reno's leisure traveler market are independent travelers, package tour and travel customers, and high-end players. We attempt to maximize our gaming revenues and hotel occupancy through a balanced marketing approach that addresses each market segment.
  Independent travelers make reservations directly with hotels of their choice or through independent travel agents. We believe this market segment is largely comprised of individuals who drive and, to a lesser extent, fly to Reno from a specific region, primarily northern California and the Pacific Northwest. We strive to attract the middle to upper-middle income strata of this consumer segment through advertising and direct marketing in select regions. This segment represents a significant portion of the Atlantis' customers, especially those visiting on weekends.

  The package tour and travel segment consists of visitors who utilize travel packages offered by wholesale operators. We market to this segment through relationships with select wholesalers, primarily to generate customer visits and supplement mid-week occupancy.

  We welcome direct on-line reservations on our website (http://www.atlantiscasino.com). We are also featured on major package tour and travel websites.

  We market to high-end players selectively through direct sales. We utilize complimentary rooms, food and beverage, special events and the extension of gaming credit to attract high-end players.

  •
  Conventioneers.  Convention business, like package tour and travel, generates mid-week customer visits and supplements occupancy during low-demand periods. Conventioneers also typically pay higher average room rates than non-conventioneers. We selectively seek convention and meeting groups that we believe will materially enhance the Atlantis' occupancy and daily room rates, as well as those we believe will be more likely to gamble. As the only hotel-casino within easy walking distance of the Reno-Sparks Convention Center, the Atlantis is in our view uniquely positioned to capitalize on this expanding segment. We believe the $105 million expansion and remodeling of the Reno-Sparks Convention Center, scheduled for completion in late July 2002, will create additional customer traffic for the Atlantis from a market segment that is presently underserved in the Reno area.

        We market to all customer segments, including conventioneers, on the basis of the location, quality and ambiance of the Atlantis facility, gaming values, friendly efficient service, and the quality and relative value of its rooms, food and beverage offerings, entertainment, and promotions.

        Our frequent player club, "Club Paradise," allows our customers to earn rewards and privileges based on the amount of their play, while allowing us to track their play through a computerized system. We use this information to determine appropriate levels of complimentary awards, and also in our direct marketing efforts. We believe that Club Paradise significantly enhances our ability to build customer loyalty and generate repeat customer visits.

COMPETITION

        Competition in the Reno area gaming market is intense. Based on our estimates and the December 31, 2001 Gaming Revenue Report published by the Nevada State Gaming Control Board, there are twelve casinos in the Reno area that generate more than $12.0 million each in annual gaming revenues, seven of which are located in downtown Reno.

        We believe the Atlantis' competition for local customers comes primarily from other large-scale casinos located outside of downtown Reno offering amenities that appeal to middle to upper-middle income customers, and secondarily from large-scale casinos located in downtown Reno. We compete for local customers primarily on the basis of the attractiveness of our location, gaming values, ambiance, friendly efficient service, and the quality and relative value of our food and beverage offerings, entertainment and promotions. We believe our proximity to residential areas in southwest Reno and our abundant surface parking afford us an advantage in attracting local customers over casinos located in downtown Reno.

        We believe the Atlantis' primary competition for leisure travelers comes from other local large-scale casinos, including both those located in and those away from downtown Reno, that offer amenities attractive to middle to upper-middle income customers. We believe our location away from downtown Reno appeals to many customers who prefer to avoid the more congested downtown area; however, the Atlantis' location does not permit us to generate walk-in traffic (except persons attending events at the Reno-Sparks Convention Center), which is a significant source of customers for some downtown Reno casinos.

        We believe the Atlantis' competition for conventioneers comes primarily from other large-scale hotel-casinos in the Reno area that actively target the convention market segment and secondarily from other cities in the western United States with large convention facilities and substantial hotel capacity. We compete for conventioneers based on the attractiveness of our location, the quality and ambiance of the Atlantis facility, meeting and banquet rooms designed to appeal to conventions and groups, friendly efficient service, and the quality and relative value of our rooms and food and beverage offerings. We believe the Atlantis' proximity to the Reno-Sparks Convention Center affords us a competitive advantage in attracting conventioneers.

        The Atlantis also competes for gaming customers with hotel-casino operations located in other parts of Nevada, especially Las Vegas and Lake Tahoe, and with hotel-casinos, Native American casinos, and riverboat casinos located elsewhere throughout the United States and the world. We believe the Atlantis also competes to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming, particularly in California and the Pacific Northwest.

        The constitutional amendment approved by California voters in 1999 allowing the expansion of Native American gaming in the form of casinos in California will have an impact on casino revenues in Nevada in general. Many analysts have predicted the impact will be more significant on the Reno-Lake Tahoe market. The extent of this impact is difficult to predict, but we believe the impact on us will be mitigated to some extent by the Atlantis' emphasis on Reno area residents as a significant base of its business and by potential convention business from the expanded Reno-Sparks Convention Center due for completion in late July 2002. Other Reno area casinos may intensify their marketing efforts to Reno area residents if they suffer business declines due to competition from California Native American casinos, which may adversely impact our customer base and, consequently, our revenues. However, we believe our location, amenities, such as our wide array of restaurants, convenient surface parking, video arcade, and banquet facilities are a key factor in our ability to attract Reno area residents, and that competing facilities will not easily be able to match them without major capital expenditures.

        Some experienced Nevada gaming operators have agreements to build and manage Native American casino facilities near Sacramento, one of Reno's key markets. Once these facilities are in operation, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevadas is hampered by weather-related factors.

        We believe the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

EMPLOYEES

        As of May 31, 2002, we had approximately 1,850 employees. None of our employees is covered by collective bargaining agreements. We believe our relationship with our employees is good.

PROPERTIES

        Our properties consist of:

  •
  The approximately 13-acre Atlantis site in Reno, Nevada, including the hotel towers, casino, restaurant facilities and surrounding parking. This property is subject to encumbrances securing indebtedness to financial institutions totaling approximately $64.9 million as of May 15, 2002. Although we have no current plans to expand the Atlantis, the City of Reno has approved the expansion of our existing facility, which would allow us to add 500 more slot machines, expand the hotel by 520 rooms and construct a parking garage with over 1,800 spaces.

  •
  The approximately 16-acre site adjacent to the Atlantis and connected to it by the Sky Terrace, which includes approximately 11 acres of paved parking used for customer, employee and valet parking. The remainder of the site is undeveloped. This site complies with applicable casino zoning requirements and is suitable for future expansion of the Atlantis facilities, parking, or complementary resort or entertainment amenities. We have not determined the ultimate use of this site. It is subject to encumbrances securing indebtedness to financial institutions in the approximate amount of $64.0 million as of May 15, 2002, which is included in the $64.9 million referred to above secured by our 13-acre site.

LEGAL PROCEEDINGS

        On April 26, 1994, and May 10, 1994, complaints in purported class action lawsuits (William Poulos v. Caesars World, Inc. et al., Case No. 94-478-Civ-Orl-22, and William H. Ahern v. Caesars World, Inc. et al., Case No. 94-532-Civ-Orl-22, respectively) were filed against us and a number of other gaming companies in the United States District Court for the Middle District of Florida. The actions were subsequently transferred to the United States District Court for the District of Nevada, Southern Division, or the Nevada District Court. On September 26, 1995, another complaint in a purported class action lawsuit (Larry Schrier v. Caesars World, Inc. et al., Case No. 95-923-LDG (RJJ)) was filed against us in Nevada District Court. All of the complaints allege that manufacturers, distributors and casino operators of video poker and electronic slot machines, including us, have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The complaints charge defendants with violations of the Racketeer Influenced and Corrupt Organizations Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1.0 billion without any substantiation of that amount. The Nevada District Court consolidated the actions (and one other action styled William Poulos v. American Family Cruise Line, NV et al., Case No. CV -S-95-936-LDG (RLH), in which we are not a named defendant). We believe the substantive allegations in the complaints are without merit and intend to defend the suit vigorously.

RECENT EVENT

        On May 24, 2002, we dismissed Arthur Andersen LLP and engaged Deloitte & Touche LLP as our independent auditors.

REGULATION AND LICENSING

        The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, referred to as the Nevada Act, and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and the Reno City Council, referred to as the Nevada Gaming Authorities.

        The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

  •
  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

  •
  the establishment and maintenance of responsible accounting practices and procedures;

  •
  the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

  •
  the prevention of cheating and fraudulent practices; and

  •
  providing a source of state and local revenues through taxation and licensing fees.

        Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

        Golden Road, our subsidiary which operates the Atlantis, is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. We are registered by the Nevada Gaming Commission as a publicly traded corporation, or Registered Corporation. As such, we are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. No person may become a stockholder of, or receive any percentage of profits from, Golden Road without first obtaining licenses and approvals from the Nevada Gaming Authorities. Golden Road and we have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

        The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Golden Road or us in order to determine whether that individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and key employees of Golden Road must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of Golden Road may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Applicants for licensing or a finding of suitability must pay all costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities also have jurisdiction to disapprove a change in a corporate position.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Golden Road or us, the companies involved would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

        We are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us must be reported to, or approved by, the Nevada Gaming Commission.

        If it were determined that we violated the Nevada Act, our gaming licenses and registrations with the Nevada Gaming Commission could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. The limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.

        Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

        The Nevada Gaming Act requires any person who acquires more than 5% of our voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor is not deemed to hold voting securities for investment purposes unless they were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action that the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

  •
  voting on all matters voted on by stockholders;

  •
  making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

  •
  such other activities as the Nevada Gaming Commission may determine to be consistent with such investment intent.

        If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

  •
  pay that person any dividend or interest upon voting securities;

  •
  allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

  •
  pay remuneration in any form to that person for services rendered or otherwise; or

  •
  fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

        The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals if, without the prior approval of the Nevada Gaming Commission, it:

  •
  pays to the unsuitable person any dividend, interest, or any distribution;

  •
  recognizes any voting right by such unsuitable person in connection with such securities;

  •
  pays the unsuitable person remuneration in any form; or

  •
  makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

        We are required to maintain a current stock ledger in Nevada and the Nevada Gaming Authorities may examine the ledger at any time. If any securities are held in trust by an agent or a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

        We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for purposes of constructing, acquiring or financing gaming facilities. Any approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

        Changes in our control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control (including foreclosure on the pledged shares), may not occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

  •
  assure the financial stability of corporate gaming operators and their affiliates;

  •
  preserve the beneficial aspects of conducting business in the corporate form; and

  •
  promote a neutral environment for the orderly governance of corporate affairs.

        We are, in certain circumstances, required to receive approval from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before we can consummate a corporate acquisition opposed by management. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to a Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

        Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

  •
  a percentage of the gross revenues received;

  •
  the number of gaming devices operated; or

  •
  the number of table games operated.

        A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, a manufacturer or a distributor also pay certain fees and taxes to the State of Nevada.

        Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons, referred to as Licensees, and who is or proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of their participation in foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

MANAGEMENT

        The table below sets forth information about our management.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position
John Farahi*	54	Co-Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Director
Bob Farahi*	51	Co-Chairman of the Board, President and Director
Ben Farahi*	49	Co-Chairman of the Board, Chief Financial Officer, Secretary, Treasurer and Director
Craig F. Sullivan**	55	Director
Ronald R. Zideck**	64	Director
Charles W. Scharer**	47	Director

*
John, Bob and Ben Farahi are brothers.
**
Member of the Audit Committee and the Compensation Committee of our Board of Directors.

KEY EMPLOYEES

Name	Age	Position
Darlyne Sullivan	47	Vice President of Sales and Marketing
Richard Cooley	55	Vice President of Finance

        John Farahi has served as our Co-Chairman of the Board, Chief Executive Officer, and Chief Operating Officer since our inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was President, Director, and General Manager of Golden Road. Mr. Farahi is a partner in Farahi Investment Company, or FIC, which is engaged in real estate investment and development. In July 2002, Mr. Farahi will complete four years as a member of the Board of Directors of the Reno-Sparks Convention and Visitors Authority. In addition, since 1997 Mr. Farahi has served as a member of the Board of Trustees of the Airport Authority of Washoe County. Mr. Farahi holds a political science degree from the California State University, Hayward.

        Bob Farahi has served as our Co-Chairman of the Board and President since our inception, and of Golden Road since 1993. From 1973 until June 1993, Mr. Farahi was Vice President and a Director of Golden Road. Mr. Farahi is a partner in FIC. Mr. Farahi holds a biochemistry degree from the University of California at Berkeley.

        Ben Farahi has served as our Co-Chairman of the Board, Chief Financial Officer, Secretary, and Treasurer since our inception, and of Golden Road since June 1993. From 1973 until June 1993, Mr. Farahi was Secretary, Treasurer, and a Director of Golden Road in charge of financial planning and construction. Mr. Farahi is a partner in FIC. Mr. Farahi is also the managing partner of Maxum, LLC, a Nevada limited liability company, which, as of January 1, 2002, acquired all general partnership interests of Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership that invests in first and junior mortgage loans. Mr. Farahi divides his working time between our company and the other companies with which he is involved. Mr. Farahi holds a mechanical engineering degree from the University of California at Berkeley and an MBA degree in accounting from the California State University, Hayward.

        Craig F. Sullivan has been a member of our Board of Directors since September 1998. Since March 1998, Mr. Sullivan has been President of Sullivan & Associates located in Las Vegas, Nevada, a strategic and financial consulting firm serving the gaming industry. From April 1995 to March 1998, Mr. Sullivan served as Chief Financial Officer and Treasurer of Primadonna Resorts, Inc., and from February 1990 to April 1995, Mr. Sullivan served as Treasurer of Aztar Corporation. Mr. Sullivan also served on the Board of New York-New York Hotel & Casino from March 1996, to June 1998, and on the Board of Windsor Woodmont Black Hawk Resort Corporation from March 2000 to January 2002. Mr. Sullivan holds a degree in economics from The George Washington University, and a master's degree in international management from the American Graduate School of International Management.

        Ronald R. Zideck has been a member of our Board of Directors since March 2000. From August 1981 to August 1997, he was Managing Partner of the Reno office of the national accounting firm of Grant Thornton, LLP and served on that firm's National Executive Committee. He also served as a Director of Harveys Casino Resorts from May 1997 to February 1999. He currently serves as a Director and Vice Chairman of the Utility Shareholders' Association of Nevada, and as a Director of Saint Mary's Health Network. Mr. Zideck is a CPA with a bachelor's degree in business administration from the University of Nevada.

        Charles W. Scharer has been a member of our Board of Directors since July 2001. A 22-year veteran of the gaming industry, Mr. Scharer ended an 18-year career with Harveys Casino Resorts in January 2001, serving as Harveys' President and Chief Executive Officer from 1995 until his retirement in January 2001 and as Chief Financial Officer from 1988 to 1995. Mr. Scharer has been a member of the Nevada Commission on Tourism since November 1999. Mr. Scharer is a Director of GameTech International, Inc. and serves as a Trustee of the University of Nevada, Reno Foundation. Mr. Scharer, a CPA, graduated from San Jose State University in 1979.

        Darlyne Sullivan has been Vice President of Sales and Marketing and Assistant General Manager of Golden Road since June 1993. Mrs. Sullivan has held positions, including Assistant General Manager/Director of Sales and Marketing, Reservations and Sales Manager, Front Desk Manager, Hotel Manager and Assistant Hotel Manager, for Golden Road from May 1977 through June 1993.

        Richard Cooley has been Vice President of Finance of Golden Road since May 2001. Mr. Cooley was Vice President of Administration of Golden Road from March through May 2001, and served as its Vice President of Operations from July 1995 through March 2001. Mr. Cooley was Vice President of Finance of Golden Road from June 1993 through July 1995, and its Controller from March 1993 through March 1994. Mr. Cooley was President and General Manager of the Reno Ramada Hotel Casino from May 1988 to March 1993, and its Chief Financial Officer and Assistant General Manager from 1981 to 1988. From July 1977 to June 1981, Mr. Cooley was Controller and Co-General Manager of the Shy Clown Casino in Reno. Mr. Cooley is a CPA with a bachelor's degree in accounting from the University of Nevada Reno.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We believe that all of the transactions mentioned below are on terms at least as favorable to us as would have been obtained from an unrelated third party.

Guarantee Fees

        In 2001, the Compensation Committee of our Board of Directors approved the payment of a guarantee fee of two percent of our average outstanding bank debt guaranteed by John Farahi, Bob Farahi and Ben Farahi. For the three months ended March 31, 2002 and the year ended December 31, 2001, we paid approximately $350,000 and $1.5 million, respectively, in guarantee fees to these persons.

Consulting Fees

        The selling stockholders intend to pay a consulting fee for services provided in connection with this offering and additional services to Craig F. Sullivan, one of our directors. The fee will be incentive based with a practical range of between 1.25% and 2% of the gross offering proceeds received by the selling stockholders. We intend to discuss with the National Association of Securities Dealers, Inc. the impact that these fees may have on Mr. Sullivan's status as one of our independent directors.

Other Related Transactions

        Our three principal stockholders, through their affiliates, directly or indirectly control the ownership and management of a shopping center directly adjacent to the Atlantis. The shopping center occupies 18.7 acres and consists of 233,000 square feet of retail space. We currently lease approximately 3,400 square feet in the shopping center at a rental of approximately $3,400 per month.

Indemnification of Directors And Officers

        Section 78.751 of Chapter 78 of the Nevada Revised Statutes, Article IX of our articles of incorporation, and Article VII of our bylaws contain provisions for indemnification of our officers and directors. The articles of incorporation require us to indemnify such persons to the full extent permitted by Nevada law. Each person will be indemnified in any proceeding provided such person's acts or omissions did not involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of NRS 78.300. Indemnification would cover expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement.

        Our articles of incorporation also provide that the Board of Directors may cause us to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the corporation would have the power to indemnify such person.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Audit Committee Review

        We require that the Audit Committee of our Board of Directors review all related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

        This prospectus covers the sale of 2,000,000 shares of common stock by John Farahi, Bob Farahi, Ben Farahi and the Jila Farahi Trust.

        The following table sets forth the names of persons who beneficially owned more than 5% of our outstanding common stock and the stock ownership of all executive officers, directors, and executive officers and directors as a group, including the selling stockholders, as of May 14, 2002 and the number of shares that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Percentage ownership is based on 9,468,880 shares of common stock outstanding as of May 22, 2002.

        Except as stated above, we are unaware of any material relationship between the selling stockholders and us in the past three years.

        We will pay the registration and filing fees, printing expenses, fees and disbursements of our counsel in connection with this offering, and fees and expenses of all other individuals or entities retained by us in connection with this offering. The selling stockholders will pay all underwriting discounts, selling commissions and similar expenses, and certain consulting fees relating to the sale of the shares.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned Subsequent to the Offering(1)
				Shares Offered by this Prospectus
Beneficial Owner
	Number		Percentage		Shares		Percentage
John Farahi 1175 W. Moana Lane, Suite 200 Reno, NV 89509	2,070,834		21.9%	586,555	1,484,279		15.7%
Bob Farahi 1175 W. Moana Lane, Suite 200 Reno, NV 89509	2,070,833		21.9%	586,555	1,484,278		15.7%
Ben Farahi 1175 W. Moana Lane, Suite 200 Reno, NV 89509	2,061,833		21.8%	584,006	1,477,827		15.6%
Jila Farahi Trust 1175 W. Moana Lane, Suite 200 Reno, NV 89509	857,500		9.1%	242,884	614,617		6.5%
Craig F. Sullivan	12,200	(2)	*	—	12,200	(2)	*
Ronald R. Zideck	3,050	(3)	*	—	3,050	(3)	*
Charles W. Scharer	3,050	(4)	*	—	3,050	(4)	*
Liberty Wanger Asset Management, L.P. WAM Acquisition GP, Inc. Liberty Acorn Trust 227 West Monroe Street, Suite 3000 Chicago, IL 60606	752,700	(5)	7.9%	—	752,700		7.9%
Aaron H. Braun Willow Creek Capital Management WC Capital Management, LLC 17 East Sir Francis Drake Blvd., Suite 100 San Rafael, CA 94939	536,900	(6)	5.7%	—	536,900		5.7%
All executive officers and directors as a group (6 persons)	6,221,800		65.7%	1,757,116	4,464,684		47.2%

*
Less than 1%.

(1)
Assumes the sale of all shares of common stock offered by this prospectus.

(2)
Includes options to purchase 12,200 shares under our 1993 Directors' Stock Option Plan.

(3)
Includes options to purchase 9,150 shares under our 1993 Directors' Stock Option Plan.

(4)
Includes options to purchase 3,050 shares under our 1993 Directors' Stock Option Plan.

(5)
Liberty Wanger Asset Management, L.P., or WAM, WAM Acquisition GP, Inc., the general partner of WAM, or WAM GP, and Liberty Acorn Trust, or Acorn, reported on a Schedule 13G dated February 13, 2002, that they have shared voting and dispositive power with respect to all such shares. WAM and WAM GP reported on a Schedule 13G dated February 13, 2002, that they beneficially own 752,700 shares, of which Acorn beneficially owns 535,000 shares.

(6)
Aaron H. Braun, Willow Creek Capital Management, or WC, and WC Capital Management, LLC, or WC LLC, reported on a Schedule 13G dated February 14, 2002, that they have shared voting and dispositive power with respect to all such shares. Mr. Braun and WC reported on a Schedule 13G dated February 14, 2002, that they beneficially own 536,900 shares, of which WC LLC beneficially owns 497,951 shares.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of undesignated preferred stock, $0.01 par value.

        The following is a summary of certain provisions of our common stock, preferred stock, articles of incorporation and bylaws. You should refer to our articles of incorporation and bylaws and the agreements described below for more information.

COMMON STOCK

        As of May 22, 2002, there were 9,468,880 shares of common stock outstanding, held by approximately 114 stockholders of record and approximately 500 beneficial owners. All outstanding shares of common stock are fully paid and nonassessable.

        The following summarizes the rights of holders of our common stock:

  •
  each holder of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  •
  there are no cumulative voting rights;

  •
  the holders of our common stock are entitled to such dividends and other distributions as may be declared in their discretion from time to time by the Board of Directors out of funds legally available for that purpose, if any;

  •
  upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

  •
  the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

        There are no shares of preferred stock outstanding. Our articles of incorporation authorize our Board of Directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our articles of incorporation and applicable law. Among other rights, the Board of Directors may determine, without further vote or action by our stockholders:

  •
  the number of shares constituting the series and the distinctive designation of the series;

  •
  the dividend rate on the shares of the series, whether dividends will be cumulative and, if so, from which date or dates;

  •
  whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

  •
  whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  •
  whether or not the shares of the series will be exchangeable and, if so, the dates, terms and conditions of exchange, as the case may be; and

  •
  the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

        Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

        Nevada's "Combinations with Interested Shareholders" statute and "Acquisition of Controlling Interest" statute have the effect of making it more difficult to effect a change in control of a Nevada company. Currently, our articles of incorporation provide, as allowed by Nevada law, that we are not subject to these statutes, but we will be subject to them if our articles of incorporation are amended.

Combination with Interested Shareholders

        NRS Sections 78.411-.444 prevent an "interested shareholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested shareholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested shareholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested shareholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within five years after the interested shareholder acquired his shares unless the combination or the purchase of shares made by the interested shareholder was approved by the Board of Directors before the interested shareholder acquired such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of: (i) the highest price per share paid by the interested shareholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher; (ii) the market value per share of common stock on the date of the announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Acquisition of Controlling Interest

        NRS Sections 78.378-.3793 prohibit an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's disinterested shareholders. Section 78.3785 specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of those thresholds, his shares acquired in an offer or acquisition within 90 days become "Control Shares" (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested shareholders restore the right. Section 78.3793 provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other shareholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board of Directors is required to notify shareholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares.

        In addition, some provisions of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include the following.

Board of Directors

        Our bylaws, as amended, currently provide for a staggered Board of Directors divided into two classes of directors: Category A consisting of three directors and Category B consisting of three directors. Each director serves a two-year term. The classification of directors tends to discourage a third party from initiating a proxy solicitation or otherwise attempting to obtain control of our company and may maintain the incumbency of our Board of Directors, as this structure generally increases the difficulty or, or may delay, replacing a majority of directors. Our articles of incorporation authorize our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships.

Meetings of Stockholders

        Our articles of incorporation provide that special meetings of our stockholders may be called only pursuant to a resolution approved by a majority of the entire Board of Directors, the chairman of the board, the chief executive officer or the president. Thus, without approval by the Board of Directors, stockholders may take no action between annual meetings.

Amendment of Our Articles of Incorporation and Bylaws

        Our articles of incorporation provide that the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of the directors, voting as a single class, is required to amend the provisions relating to the meetings and the actions of the stockholders and relating to the classified board. Our bylaws may only be amended at a meeting of the stockholders at which a quorum is present by the affirmative vote of at least 80% of the combined voting power of all the then outstanding shares of capital stock entitled to vote generally at an election of the directors, voting as a single class.

Issuance of Preferred Stock

        Our Board of Directors is authorized, without shareholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to our common stock with respect to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of deterring or delaying an attempt to obtain control of us.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement dated July 2, 2002, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares of common stock set forth below opposite the underwriter's name.

Underwriters	Number of shares
Hibernia Southcoast Capital, Inc.	1,200,000
The Seidler Companies Incorporated	800,000

Total	2,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions. The underwriters are obligated to purchase all the shares if any are purchased.

        The following table summarizes the underwriting discounts and commissions that the selling stockholders will pay to the underwriters.

Per Share	$0.65625
Total	$1,312,500

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We, and each of our executive officers and directors, and the selling stockholders, have agreed for a period of 90 days after the date of this prospectus, not to dispose of or pledge any shares of our common stock, or any securities convertible into or exchangeable for, our common stock, without the consent of the underwriters.

        In connection with the offering, Hibernia Southcoast Capital, Inc. on behalf of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Transactions to close out the syndicate short position involve purchases of the common stock in the open market after the distribution has been completed because they are "naked" short sales of shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Hibernia Southcoast Capital, Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In addition, in connection with this offering, either of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

        The selling stockholders intend to pay a consulting fee for services provided in connection with this offering and additional services to Craig F. Sullivan, one of our directors. The fee will be incentive based with a practical range of between 1.25% and 2% of the gross offering proceeds received by the selling stockholders.

        We estimate that the total expenses of this offering will be $574,500. We expect that our and the selling stockholders' portions of the expenses will be approximately $237,000 and $337,500, respectively.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon by Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

        We have filed a registration statement and related exhibits with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

        The SEC allows us to "incorporate by reference" the information we file with it, which means:

  •
  incorporated documents are considered part of the prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  information that we file with the SEC will automatically update and supersede this incorporated information.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered by the selling stockholders have been sold:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 26, 2002;

  2.
  Our Definitive Proxy Statement dated April 30, 2002, and filed with the SEC on April 30, 2002;

  3.
  Our Quarterly Report for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002;

  4.
  Our Current Report on Form 8-K, filed with the SEC on May 28, 2002; and

  5.
  Our Current Report on Form 8-K, filed with the SEC on June 14, 2002.

        We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Monarch Casino & Resort, Inc.
Attention: Ben Farahi
1175 W. Moana Lane, Suite 200
Reno, Nevada 89509
(775) 825-3355

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors' Report	F-2
Consolidated Financial Statements
Consolidated Balance Sheets
As of December 31, 2001 and 2000, and March 31, 2002 (unaudited)	F-3
Consolidated Statements of Operations
For the years ended December 31, 2001, 2000 and 1999, and for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2001, 2000 and 1999, and for the three months ended March 31, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999, and for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Monarch Casino & Resort, Inc.

        We have audited the accompanying consolidated balance sheets of Monarch Casino & Resort, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monarch Casino & Resort, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP

Reno, Nevada
June 3, 2002

Monarch Casino & Resort, Inc. and Subsidiary

Consolidated Balance Sheets

	March 31,	December 31,
	2002	2001	2000
	(unaudited)
Assets
Current Assets
Cash	$7,909,182	$8,385,743	$6,783,998
Receivables, net	2,488,081	2,863,939	2,963,648
Federal income tax refund receivable	—	770,019	417,135
Related party receivables	22,414	4,759	62,920
Inventories	903,423	976,141	1,099,285
Prepaid expenses	1,922,488	1,635,125	1,875,909
Prepaid federal income tax	—	—	154,281
Deferred income taxes	720,184	1,146,058	2,045,651

Total current assets	13,965,772	15,781,784	15,402,827

Property and equipment
Land	10,339,530	10,339,530	10,339,530
Land improvements	3,173,676	3,173,676	3,173,926
Buildings	78,955,538	78,955,538	78,955,538
Building improvements	4,770,772	4,763,904	4,733,595
Furniture and equipment	54,418,885	54,101,471	50,924,021

	151,658,401	151,334,119	148,126,610
Less accumulated depreciation and amortization	(49,692,549)	(47,164,026)	(37,816,876)

	101,965,852	104,170,093	110,309,734
Construction in progress	2,350,880	625,048	—

Net property and equipment	104,316,732	104,795,141	110,309,734

Other assets, net	440,870	486,592	678,247

Total assets	$118,723,374	$121,063,517	$126,390,808

Liabilities and Stockholders' Equity
Current Liabilities
Current maturities of long-term debt	$8,722,362	$8,106,296	$7,537,893
Accounts payable	5,127,673	6,449,087	8,234,219
Accounts payable construction	408,210	147,481	34,650
Accrued expenses	5,003,391	5,702,850	5,690,888
Federal income taxes payable	355,535	—	—

Total current liabilities	19,617,171	20,405,714	21,497,650
Long-term debt, less current maturities	61,247,970	64,236,548	73,480,788
Deferred income taxes	4,842,723	4,990,829	4,583,708
Commitments and contingencies
Stockholders' equity
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	—	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 9,536,275 shares issued; 9,436,275 outstanding	95,363	95,363	95,363
Additional paid-in capital	17,241,788	17,241,788	17,241,788
Treasury stock, at cost (100,000 shares)	(329,875)	(329,875)	(329,875)
Retained earnings	16,008,234	14,423,150	9,821,386

Total stockholders' equity	33,015,510	31,430,426	26,828,662

Total liabilities and stockholders' equity	$118,723,374	$121,063,517	$126,390,808

The accompanying notes to consolidated financial statements are an integral part of these statements.

Monarch Casino & Resort, Inc. and Subsidiary

Consolidated Statements of Operations

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)
Revenues
Casino	$16,579,314	$14,993,171	$64,907,920	$59,372,374	$48,344,843
Food and beverage	8,003,566	7,510,012	31,960,713	30,060,672	25,189,207
Hotel	4,378,916	4,090,180	19,022,188	18,280,209	14,807,903
Other	830,603	783,296	3,478,171	3,372,732	3,230,489

Gross revenues	29,792,399	27,376,659	119,368,992	111,085,987	91,572,442
Less promotional allowances	(3,996,198)	(3,633,978)	(14,853,399)	(14,170,422)	(12,706,786)

Net revenues	25,796,201	23,742,681	104,515,593	96,915,565	78,865,656

Operating expenses
Casino	6,537,794	6,262,100	26,036,133	25,488,435	21,659,138
Food and beverage	4,249,507	4,189,108	18,171,412	18,453,229	16,135,529
Hotel	1,517,613	1,618,342	7,133,937	6,429,915	4,889,968
Other	321,832	293,688	1,300,419	1,350,947	1,132,640
Selling, general and administrative	7,116,155	6,582,816	27,656,572	25,541,559	23,512,414
Depreciation and amortization	2,546,902	2,472,140	10,085,331	10,101,268	7,738,029

Total operating expenses	22,289,803	21,418,194	90,383,804	87,365,353	75,067,718

Income from operations	3,506,398	2,324,487	14,131,789	9,550,212	3,797,938

Other expense
Interest expense, net	(1,117,990)	(1,865,697)	(7,243,330)	(8,164,697)	(4,742,475)

Total other	(1,117,990)	(1,865,697)	(7,243,330)	(8,164,697)	(4,742,475)

Income (loss) before income taxes	2,388,408	458,790	6,888,459	1,385,515	(944,537)
Provision (benefit) for income taxes	803,324	156,479	2,286,695	425,434	(359,672)

Net income (loss)	$1,585,084	$302,311	$4,601,764	$960,081	$(584,865)

Income (loss) per share of common stock
Net income (loss)
Basic	$0.17	$0.03	$0.49	$0.10	$(0.06)
Diluted	$0.17	$0.03	$0.49	$0.10	$(0.06)
Weighted average number of common shares and potential common shares outstanding
Basic	9,436,275	9,436,275	9,436,275	9,436,275	9,436,275
Diluted	9,502,697	9,473,880	9,479,830	9,476,732	9,436,275

The accompanying notes to consolidated financial statements are an integral part of these statements.

Monarch Casino & Resort, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity

	Common Stock
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 1999	9,436,275	$95,363	$17,241,788	$9,446,170	$(329,875)	$26,453,446
Net loss	—	—	—	(584,865)	—	(584,865)

Balance, December 31, 1999	9,436,275	95,363	17,241,788	8,861,305	(329,875)	25,868,581
Net income	—	—	—	960,081	—	960,081

Balance, December 31, 2000	9,436,275	95,363	17,241,788	9,821,386	(329,875)	26,828,662
Net income	—	—	—	4,601,764	—	4,601,764

Balance, December 31, 2001	9,436,275	95,363	17,241,788	14,423,150	(329,875)	31,430,426
Net income (unaudited)	—	—	—	1,585,084	—	1,585,084

Balance, March 31, 2002 (unaudited)	9,436,275	$95,363	$17,241,788	$16,008,234	$(329,875)	$33,015,510

The accompanying notes to consolidated financial statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$1,585,084	$302,311	$4,601,764	$960,081	$(584,865)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,546,902	2,472,140	10,085,331	10,101,268	7,738,029
Amortization of deferred loan costs	44,857	44,857	179,426	173,930	181,091
(Gain) loss on disposal of assets	1,864	—	(24,848)	(138,690)	184,206
Deferred income taxes	277,768	156,469	1,306,714	1,046,666	(324,283)
Decrease (increase) in receivables, net	1,128,222	743,069	(195,014)	(1,406,051)	(732,208)
Decrease (increase) in inventories	72,718	68,631	123,144	357,317	(709,238)
Decrease (increase) in prepaid expenses	(287,363)	(316,445)	395,065	13,929	322,536
Decrease in other assets	—	5,435	8,766	21,742	41,599
Increase (decrease) in accounts payable	(1,321,414)	(2,118,340)	(1,785,132)	996,135	3,796,255
Increase (decrease) in accrued expenses and federal income taxes payable	(343,924)	1,774,237	11,962	320,839	1,217,812

Net cash provided by operating activities	3,704,714	3,132,364	14,707,178	12,447,166	11,130,934

Cash flows from investing activities:
Proceeds from sale of assets	2,500	—	59,117	386,558	39,993
Acquisition of property and equipment	(1,821,028)	(288,292)	(3,383,643)	(2,264,401)	(31,964,910)
Increase (decrease) in accounts payable construction	260,729	(12,872)	112,831	(907,614)	(6,333,353)

Net cash used in investing activities	(1,557,799)	(301,164)	(3,211,695)	(2,785,457)	(38,258,270)

Cash flows from financing activities:
Proceeds from long-term borrowings	—	—	1,500,000	—	30,671,549
Principal payments on long-term debt	(2,623,476)	(1,765,789)	(11,393,738)	(9,245,218)	(2,095,849)

Net cash provided by (used in) financing activities	(2,623,476)	(1,765,789)	(9,893,738)	(9,245,218)	28,575,700

Net increase (decrease) in cash	(476,561)	1,065,411	1,601,745	416,491	1,448,364
Cash at beginning of period	8,385,743	6,783,998	6,783,998	6,367,507	4,919,143

Cash at end of period	$7,909,182	$7,849,409	$8,385,743	$6,783,998	$6,367,507

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized interest	$1,132,987	$1,162,697	$7,799,686	$7,401,698	$4,880,664
Cash paid for income taxes	$—	$—	$1,750,000	$—	$—
Supplemental schedule of non-cash investing and financing activities:
The Company financed the purchase of property and equipment in the following amounts	$250,964	$59,492	$1,217,901	$694,469	$7,833,446

The accompanying notes to consolidated financial statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY

Notes to consolidated financial statements

NOTE 1. Summary of Significant Accounting Policies

Basis of Presentation

        Monarch Casino & Resort, Inc. ("Monarch"), a Nevada corporation, was incorporated in 1993. Monarch's wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), operates the Atlantis Casino Resort (the "Atlantis"), a hotel/casino facility in Reno, Nevada. Unless stated otherwise, the "Company" refers to Monarch and its wholly-owned subsidiary Golden Road.

        Until December 1999, Monarch owned two other subsidiaries, Dunes Marina Resort & Casino, Inc. ("Dunes Marina"), and Sea World Processors, Inc. ("Sea World"). Dunes Marina and Sea World had been inactive for several years and had virtually no assets or liabilities. In December 1999, both corporations were dissolved.

        The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

        The accompanying consolidated financial statements and footnote disclosure as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 have been prepared without audit. Accordingly, certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. All adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim consolidated financial statements have been included.

Use of Estimates

        In preparing these financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the fiscal year 2000 and 1999 and in the three months ended March 31, 2001 consolidated financial statements have been reclassified to conform with the fiscal year 2001 and the three months ended March 31, 2002 presentations, respectively. These reclassifications had no effect on the previously reported net income (loss).

Capitalized Interest

        The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Interest capitalization is ceased when the project is substantially complete. The amounts capitalized during the years ended December 31, 2001, 2000, and 1999 were $0, $0, and $1,550,916, respectively.

Related Party Receivables

        Receivables from officers, employees, or affiliated companies are primarily for banquet related services and are priced at the retail value of the goods or services provided.

Inventories

        Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

        Expenditures for maintenance and repairs are expensed as incurred; expenditures for renewals and improvements are generally capitalized.

Long-Lived Assets

        The Company reviews the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses were recorded in 2001, 2000 or 1999.

Casino Revenues

        Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

        The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:

	Years ended December 31,
	2001	2000	1999
Food and beverage	$8,151,675	$7,914,891	$6,769,700
Hotel	1,298,431	1,502,527	1,424,700
Other	154,451	123,835	105,400

	$9,604,557	$9,541,253	$8,299,800

Advertising Costs

        All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general and administrative expenses, was $3,137,197, $3,018,170, and $3,314,101 for 2001, 2000, and 1999, respectively.

Disposal of Fixed Assets

        In the year 2001, there was a gain on disposal of fixed assets of approximately $25 thousand, primarily from the sale of used slot and television equipment. In 2000, there was a gain on disposal of fixed assets of approximately $139 thousand, primarily from the sale of used slot equipment. In 1999, there was a loss on disposal of fixed assets of approximately $184 thousand, primarily related to the disposal of obsolete assets. The above mentioned gains are included in other revenues while losses are included in selling, general and administrative expenses in the Statements of Operations.

Income Taxes

        Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; (d) the effects of future changes in tax laws or rates are not anticipated; and (e) the measurement of deferred taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Pre-Opening Costs

        During April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5 "Reporting of the Costs of Start-up Activities" effective for fiscal years beginning after December 15, 1998. The new standard requires that all companies expense costs of "start-up" activities as the costs are incurred. The term "start-up" includes pre-opening, pre-operating, and organization activities. Accordingly, the Company has no capitalized "start-up" costs as of December 31, 2001 or 2000, and all "start-up" costs related to projects were expensed as incurred in 1999. The impact of the adoption of SOP 98-5 on the 1999 consolidated financial statements was not material.

Earnings Per Share

        In 1997, the Company adopted the provisions of SFAS No. 128 "Earnings Per Share." SFAS No. 128 replaces previously reported earnings per share with "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing reported net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the additional dilution for all potentially dilutive securities such as stock options. In accordance with SFAS No. 128, when an entity has a loss from continuing operations, no potential common shares shall be included in the computation of any diluted per share amount. As such, potential dilution has not been considered in the calculations for 1999.

        The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations (Shares in thousands):

	Three months ended March 31,				Years ended December 31,
	2002		2001		2001		2000		1999
	Shares	Per share Amount	Shares	Per share Amount	Shares	Per share Amount	Shares	Per share Amount	Shares	Per share Amount
Net income (loss)
Basic	9,436	$0.17	9,436	$0.03	9,436	$0.49	9,436	$0.10	9,436	$(0.06)
Effect of dilutive stock options	67	—	38	—	44	—	41	—	—	—

Diluted	9,503	$0.17	9,474	$0.03	9,480	$0.49	9,477	$0.10	9,436	$(0.06)

        The following options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares:

	Three months ended March 31,		Years ended December 31,
	2002	2001	2001	2000	1999
Options to purchase shares of common stock (in thousands)	—	14	3	19	—
Exercise prices	—	$5.25-$5.94	$5.94	$5.25-$6.00	—
Expiration dates	—	9/03 - 2/10	9/03	6/03 - 2/10	—

        In accordance with SFAS No. 128, no options were included in the computation of diluted earnings per share in 1999 because the Company reported a loss and the effect of the options would be anti-dilutive.

Fair Value of Financial Instruments

        The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value of the Company's financial instruments has been determined by the Company using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in current market exchange.

        The carrying amounts of cash, receivables, accounts payable and accrued expenses, and current installments of long-term debt approximate fair value because of the short-term nature of these instruments.

        The fair value of long-term debt is estimated based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

        It is estimated that the carrying amounts of all of the Company's financial instruments approximate fair value at December 31, 2001 and 2000.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade receivables. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company believes it is not exposed to any significant credit risk on cash and accounts receivable.

Stockholder Guarantee Fees

        All of the Company's bank debt is personally guaranteed by the Company's three principal stockholders. Effective January 1, 2001, the Company is paying the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount until the guarantees are cancelled or the notes are paid off. For the year ended December 31, 2001 and for the three months ended March 31, 2002 and 2001, the Company expended approximately $1.5 million, $350 thousand, and $390 thousand, respectively, in guarantee fees to its officers and recorded these amounts as interest expense.

Certain Risk and Uncertainties

        A significant portion of the Company's revenues and operating income are generated from patrons who are residents of California and the Pacific Northwest. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company's operating results. On September 10, 1999, California lawmakers approved a constitutional amendment that would give Native American tribes the right to offer slot machines and a range of house-banked card games. On March 7, 2000, California voters approved the constitutional amendment.

        The Company also relies on leisure travelers partially comprised of individuals flying into the Reno area. The tragic events of September 11, 2001 could have an adverse effect on the Company's revenues from this segment as consumers may need time to restore their confidence in air travel.

Impact of Recently Issued Accounting Standards

        In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of the impact that this statement will have on its financial condition or results of operations.

        In November 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 requires that discounts which result in a reduction in or refund of the selling price of a product or service in a single exchange transaction be recorded as a reduction of revenues. The Company currently accounts for sales incentives in accordance with EITF 00-14.

        In February 2001, the EITF reached a partial consensus on EITF 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." The consensus requires that vendors recognize the cash rebate or refund obligation associated with time- or volume-based cash rebates as a reduction of revenue based on a "systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund." The liability for such obligations should be based on the estimated amount of rebates or refunds to be ultimately earned, including an estimation of "breakage" if it can be reasonably estimated. The consensus is applicable beginning in the first quarter of 2001. The Company's adoption of EITF 00-22 in the first quarter of 2001 did not have any effect on previously reported operating income or net income.

NOTE 2. Receivables

        Receivables consist of the following:

	December 31,
	2001	2000
Casino	$2,771,654	$2,892,043
Hotel	895,366	1,238,919
Other	122,002	146,944

	3,789,022	4,277,906
Less allowance for doubtful accounts	(925,083)	(1,314,258)

	$2,863,939	$2,963,648

        The Company recorded bad debt expense of $1,239,368, $665,177, and $548,464, in 2001, 2000, and 1999, respectively.

NOTE 3. Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2001	2000
Accrued salaries, wages and related benefits	$2,820,394	$2,292,675
Progressive slot machine and other gaming accruals	812,547	891,841
Accrued gaming taxes	67,090	321,026
Accrued interest	274,182	1,009,964
Other accrued liabilities	1,728,637	1,175,382

	$5,702,850	$5,690,888

NOTE 4. Lease Commitments

        The Company leases certain furniture and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

        The Company also leases office space in a shopping center controlled by its three principal stockholders at a rental of approximately $3,400 per month.

        Following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001:

	Capitalized leases	Operating leases
Year ending December 31,
2002	$52,179	$161,261
2003	52,179	161,261
2004	52,179	161,261
2005	21,797	80,631

Total minimum lease payments	178,334	$564,414

Less: amount representing interest	(23,457)

Present value of minimum capitalized lease payments	154,877
Less: current portion	(40,893)

Long-term capitalized lease obligations	$113,984

        Capital lease obligations are included with long-term and short-term debt on the balance sheet.

        Assets recorded under capital leases are included in Property and Equipment as follows:

	2001	2000
Furniture and equipment	$221,061	$221,061
Accumulated amortization	(66,111)	(22,106)

	$154,950	$198,955

        Rental expense for operating leases amounted to $184,656, $104,397, and $20,028, in 2001, 2000, and 1999, respectively, as reported in selling, general and administrative expenses in the statement of operations.

NOTE 5. Long-Term Debt

        Long-term debt consists of the following:

	December 31,
	2001	2000
Amounts outstanding under bank reducing revolving credit facility, collateralized by substantially all property and equipment of Golden Road and guaranteed by Monarch and its three largest stockholders, with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at the Company's option) plus a margin which fluctuates according to the Company's ratio of funded debt to EBITDA. The weighted average interest rate was approximately 4.14% at December 31, 2001, and 9.13% at December 31, 2000. The loan matures in June 2004, with all unpaid interest and principal due and payable at that time	$68,000,000	$74,600,000

Note payable to bank in the amount of $1,897,597, collateralized by real property and guaranteed by Monarch and its three largest stockholders, with floating interest rates equal to the three month LIBOR rate plus a margin which fluctuates according to the Company's ratio of funded debt to EBITDA. At December 31, 2001, the interest rate was approximately 5.1% and was approximately 9.304% at December 31, 2000. Interest and scheduled principal payments are payable quarterly until June 2004, with all unpaid interest and principal due and payable at that time	1,111,071	1,414,091
Amount outstanding under bank promissory note for $1,000,000, unsecured and guaranteed by Monarch's three largest stockholders, with a variable initial interest rate of 9.00% and adjusted based on an independent index plus 0.5 percentage points over the index. Interest was paid monthly and the note matured on April 5, 2001. At April 5, 2001, the interest rate was 8.00%	—	750,000
Amounts outstanding under bank credit facility for up to $4,500,000, collateralized by furniture, fixtures and equipment and guaranteed in full by Monarch and in part by Monarch's three largest stockholders, with interest rates on advances fixed at a margin over five year U.S. Treasury notes. At December 31, 2001 and 2000, the Company's weighted average interest rate was 7.44%. Each advance under the credit facility is repaid in 60 monthly installments of principal and interest. The balances mature at various dates between 2003 and 2004	2,339,932	3,185,761
Slot purchase contracts, collateralized by equipment	736,964	875,303
Amounts outstanding under a capital lease, collateralized by equipment (see Note 4)	154,877	192,531
Notes payable, collateralized by equipment, repaid in 2001	—	995

	72,342,844	81,018,681
Less: current maturities	(8,106,296)	(7,537,893)

	$64,236,548	$73,480,788

        THE REDUCING REVOLVING CREDIT FACILITY. At origination in 1997, the Company had an $80 million reducing revolving term loan credit facility (the "Credit Facility") with a consortium of banks. As of December 31, 2001, the maximum borrowing capacity was $68,000,000 of which $68,000,000 was outstanding. The Credit Facility is a direct obligation of Golden Road, and is guaranteed by Monarch. The Credit Facility is also guaranteed individually by John Farahi, Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch and Golden Road and General Manager of the Atlantis; Bahram (Bob) Farahi, Co-Chairman of the Board and President of Monarch and Golden Road; and Behrouz Ben Farahi, Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch and Golden Road.

        The Company was able to utilize proceeds from the Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

        At the Company's option, borrowings under the Credit Facility can accrue interest at a rate designated by the agent bank as its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by the Company will include a margin added to either the Base Rate or to LIBOR that is tied to the Company's ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on the Company's Leverage Ratio, this margin can vary between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR. At December 31, 2001, the applicable margin was the Base Rate plus 0.5%, and the applicable LIBOR margin was LIBOR plus 2.0%. The Base Rate at December 31, 2001 was 5.25%, and the LIBOR rate at December 31, 2001 was 4.11%. At December 31, 2001, the Company had $1.5 million in Base Rate loans outstanding and had one LIBOR loan outstanding totaling $66.5 million, for a total obligation of $68.0 million.

        The maturity date of the Credit Facility is June 30, 2004. Beginning July 1, 2000, the maximum principal available under the Credit Facility is reduced quarterly from $80 million by an aggregate of $40 million in increasing increments ranging from $1.5 million to $6 million per quarter. The Company may prepay borrowings under the Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period) so long as the amount repaid is at least $200 thousand and a multiple of $10 thousand. Amounts prepaid under the Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. The Company may also permanently reduce the maximum principal available under the Credit Facility at any time so long as the amount of such reduction is at least $500 thousand and a multiple of $50 thousand.

        The Credit Facility is secured by liens on substantially all of the real and personal property of Golden Road, as well as by the aforementioned parent and personal guarantees. The Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of the Company's assets (including provisions requiring that a minimum amount equal to two percent of the Company's gaming revenues each year must be expended on capital expenditures at the Atlantis), and covenants restricting the Company's ability to merge, transfer ownership of Golden Road, incur additional indebtedness, encumber assets, and make certain investments. The Credit Facility also contains covenants requiring the Company to maintain certain financial ratios, and provisions restricting transfers between Golden Road and Monarch and between Golden Road and other specified persons. The Credit Facility also contains provisions requiring the achievement of certain financial ratios before the Company can repurchase its common stock or pay or declare dividends. The Company is in compliance with all required covenants as of December 31, 2001, and 2000.

        The Company paid various fees and other loan costs upon the closing of the Credit Facility that are being amortized over the term of the Credit Facility using the straight-line method, which approximates the effective interest rate method. As of January 2000, the Company is required to pay a fee equal to three-eighths of one percent per annum on the average unused portion of the Credit Facility.

        Annual maturities of long-term debt as of December 31, 2001, are as follows:

Year ending December 31,
2002	$8,106,296
2003	11,462,282
2004	52,752,909
2005	21,357

$72,342,844

NOTE 6. Income Tax

        Income tax provision (benefit) consists of the following:

	Years ended December 31,
	2001	2000	1999
Current provision (benefit)	$979,981	$(422,302)	$(655,843)
Deferred provision	1,306,714	847,736	296,171

	$2,286,695	$425,434	$(359,672)

        The difference between the Company's provision (benefit) for federal income taxes as presented in the accompanying Consolidated Statements of Operations, and the provision (benefit) for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings.

	Years ended December 31,
	2001	2000	1999
Income tax at the statutory rate	34.0%	34.0%	(34.0)%
Non-deductible expenses	—	0.5%	0.8%
Tax credits	(0.8)%	(3.8)%	(4.9)%

	33.2%	30.7%	(38.1)%

        The components of the deferred income tax assets and liabilities at December 31, 2001 and 2000, as presented in the Consolidated Balance Sheets, are as follows:

	Years ended December 31,
	2001	2000
Current assets
Compensation and benefits	$292,880	$207,719
Bad debt reserves	314,395	446,981
Accrued gaming liabilities	100,103	115,850
Accrued other liabilities	22,100	27,200
Alternative minimum tax credit	416,580	1,058,204
Other tax credit	—	189,697

	1,146,058	2,045,651
Non-current assets
Net operating loss carryforward	—	422,302

Deferred income tax asset	$1,146,058	$2,467,953

Non-current liabilities
Impairment of assets	$(70,196)	$(70,196)
Depreciation	(4,643,090)	(4,658,271)
Land basis	(277,543)	(277,543)

Deferred income tax liability	$(4,990,829)	$(5,006,010)

        SFAS No. 109 requires recognition of the future tax benefit of deferred tax assets to the extent realization of such benefits is "more likely than not," otherwise a valuation allowance is applied. Based on the operating history of the Company, management determined that the assets meet the "more likely than not" criteria and therefore no valuation allowance has been recognized as of December 31, 2001.

        As of December 31, 2001, the Company had an alternative minimum tax credit of $416,580 which can be carried forward indefinitely.

NOTE 7. Benefit Plans

        Savings Plan—Effective November 1, 1995, the Company adopted a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than statutory limits. The Company contributes twenty-five cents for each dollar contributed by a participant, with a maximum contribution of 4% of a participant's compensation. The Company's matching contributions were approximately $31,916, $24,097, and $21,770 in 2001, 2000, and 1999, respectively.

        Stock Option Plans—The Company maintains three stock option plans, consisting of the Directors' Stock Option Plan, the Executive Long-term Incentive Plan, and the Employee Stock Option Plan, which collectively provide for the granting of options to purchase up to 425,000 common shares. The exercise price of stock options granted under the plans is established by the respective plan committees, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. Options expire five to ten years from the grant date.

        The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plans, consistent with the method prescribed by SFAS No. 123, net income and income per share would have been changed to the pro forma amounts indicated below:

	Years ended December 31,
	2001	2000	1999
Net income (loss)
As reported	$4,601,764	$960,081	$(584,865)
Pro forma	$4,483,804	$881,597	$(803,022)
Basic earnings (loss) per share
As reported	$0.49	$0.10	$(0.06)
Pro forma	$0.48	$0.09	$(0.09)
Diluted earnings (loss) per share
As reported	$0.49	$0.10	$(0.06)
Pro forma	$0.47	$0.09	$(0.09)

        The fair value of the Company's stock options was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999: dividend yield of 0.0% for all periods; expected volatility of 70.4%, 107.8%, and 128.0%, respectively; a weighted average risk free interest rate of 4.36%, 6.0%, and 5.0%, respectively; and expected holding periods of three to nine years.

        Presented below is a summary of the status of the Company's stock options and the related transactions.

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	252,200	$3.47
Granted	4,800	5.50
Exercised	—	—
Forfeited/expired	(60,100)	(5.93)

Outstanding at December 31, 1999	196,900	3.04
Granted	19,800	5.07
Exercised	—	—
Forfeited/expired	(63,150)	(4.92)

Outstanding at December 31, 2000	153,550	3.19
Granted	28,200	5.14
Exercised	—	—
Forfeited/expired	(21,850)	(4.95)

Outstanding at December 31, 2001	159,900	$3.38

Weighted average fair value of options granted during
2001	$5.14

2000	$5.07

1999	$5.50

		Stock Options Outstanding		Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.25 to $2.88	115,500	4.00	$2.66	50,000	$2.38
$4.38 to $5.50	33,300	4.00	$5.12	18,300	$5.23
$5.68 to $6.00	11,100	4.00	$5.73	3,050	$5.94

Total	159,900			71,350

NOTE 8. Commitments and Contingencies

        Self Insurance—The Company is self-insured for health care claims for eligible active employees. Benefit plan administrators assist the Company in determining its liability for self-insured claims, and such claims are not discounted. The Company is also self-insured for workman's compensation. Both plans limit the Company's maximum liability under stop-loss agreements with insurance companies. The maximum liability for health care claims under the stop-loss agreement is $50,000 as of November 1, 1999, and was $40,000 prior to that date. The maximum liability for workman's compensation under the stop-loss agreement is $300,000 per claim.

        The Company is a defendant in various pending legal proceedings. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

        On April 26, 1994, and May 10, 1994, complaints in purported class action lawsuits (William Poulos v. Caesars World, Inc. et al., Case No. 94-478-Civ-Orl-22, and William H. Ahern v. Caesars World, Inc. et al., Case No. 94-532-Civ-Orl-22, respectively) were filed against the Company and a number of other gaming companies in the United States District Court for the Middle District of Florida. The actions were subsequently transferred to the United States District Court for the District of Nevada, Southern Division, or the Nevada District Court. On September 26, 1995, another complaint in a purported class action lawsuit (Larry Schrier v. Caesars World, Inc. et al., Case No. 95-923-LDG (RJJ)) was filed against the Company in Nevada District Court. All of the complaints allege that manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company, have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The complaints charge defendants with violations of the Racketeer Influenced and Corrupt Organizations Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1.0 billion without any substantiation of that amount. The Nevada District Court consolidated the actions (and one other action styled William Poulos v. American Family Cruise Line, NV et al., Case No. CV -S-95-936-LDG (RLH), in which the Company is not a named defendant). The Company believes the substantive allegations in the complaints are without merit and intends to defend the suit vigorously.

NOTE 9. Selected Quarterly Financial Data

	2001
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	$23,750,181	$27,731,985	$28,221,640	$24,811,787	$104,515,593
Operating expenses	$21,425,694	$22,587,821	$22,998,370	$23,371,919	$90,383,804
Income from operations	$2,324,487	$5,144,164	$5,223,270	$1,439,868	$14,131,789
Net income	$302,311	$1,734,054	$2,383,021	$182,378	$4,601,764
Income per share of common stock
Basic	$0.03	$0.18	$0.25	$0.03	$0.49
Diluted	$0.03	$0.18	$0.25	$0.03	$0.49
	2000
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	$22,649,726	$24,978,492	$26,578,187	$22,709,160	$96,915,565
Operating expenses	$20,466,905	$21,524,468	$23,567,411	$21,806,569	$87,365,353
Income from operations	$2,182,821	$3,454,024	$3,010,776	$902,591	$9,550,212
Net income (loss)	$93,204	$829,820	$582,274	$(545,217)	$960,081
Income (loss) per share of common stock
Basic	$0.01	$0.09	$0.06	$(0.06)	$0.10
Diluted	$0.01	$0.09	$0.06	$(0.06)	$0.10

        Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus, and, if given or made, that such information or representation must not be relied upon as having been authorized by us or any of the underwriters. Neither the delivery of this prospectus nor any sale made in accordance with this prospectus shall, under any circumstances, create any implication that our affairs have not changed since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy these securities in any circumstances where the offer or solicitation is unlawful.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	5
Forward-looking statements	7
Price range of our common stock	8
Dividend policy	8
Capitalization	9
Use of proceeds	9
Selected consolidated financial data	10
Management's discussion and analysis of financial condition and results of operations	12
Business	18
Management	31
Principal and selling stockholders	34
Description of capital stock	36
Underwriting	39
Legal matters	40
Experts	40
Where you can find more information	40
Index to consolidated financial statements	F-1

2,000,000

Common Shares

PROSPECTUS

Hibernia Southcoast Capital

The Seidler Companies Incorporated

July 2, 2002

QuickLinks

PROSPECTUS SUMMARY
SUMMARY HISTORICAL FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
Monarch Casino & Resort, Inc. and Subsidiary Consolidated Balance Sheets
Monarch Casino & Resort, Inc. and Subsidiary Consolidated Statements of Operations
Monarch Casino & Resort, Inc. and Subsidiary Consolidated Statements of Stockholders' Equity
MONARCH CASINO & RESORT, INC. AND SUBSIDIARY Consolidated Statements of Cash Flows
MONARCH CASINO & RESORT, INC. AND SUBSIDIARY Notes to consolidated financial statements
TABLE OF CONTENTS